WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark one)

|X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

|_| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended October 31, 2000

                                       or

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from __________ to _________

                Commission File Number: _________________________

                            DSI DATOTECH SYSTEMS INC.
             (Exact Name of Registrant as Specified in its Charter)

                                     Canada
                 (Jurisdiction of Incorporation or Organization)

               300 - 905 West Pender Street, Vancouver, BC V6C 1L6
                    (Address of Principal Executive Offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without par value
                                (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the date of this registration

                            21,652,334 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) for the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                YES |_|   NO |X|

Indicate by check mark which financial statement item the registrant has elected to follow.

                           ITEM 17 |X|   ITEM 18 |_|

               (Applicable only to issuers involved in bankruptcy
                    proceedings during the past five years)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) for the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 Not Applicable

Except as otherwise noted, all dollar amounts are presented in Canadian dollars.

Exchange Rate: At October 31, 2000, the exchange rate of Canadian dollars into United States dollars was 1.5225 Canadian to $1.00 United States.

Item 1. Identity of Directors, Senior Management and Advisors

A.    Directors and Senior Management

      Mr. Edward C. Pardiak was appointed Director, Chairman of the Board and Chief Financial Officer of DSI Datotech Systems Inc. (the "Company" or "DSI") in 1997. During the year 2000 Mr. Pardiak was appointed Chief Executive Officer of DSI. Mr. Pardiak is responsible for the management and development of DSI including the day-to-day management of DSI and the financial and business management of DSI. The business address for Mr. Pardiak is 300 - 905 West Pender Street, Vancouver, BC, Canada, V6C 1L6.

      Mr. Robert M. Egery was appointed Officer of DSI in 1998. On December 1, 2000, Mr. Egery was appointed President and Chief Operating Officer of DSI. Mr. Egery is responsible for the management and development of DSI including the day-to-day management of DSI and the financial and business management of DSI. The business address for Mr. Egery is 300 - 905 West Pender Street, Vancouver, BC Canada, V6C 1L6.

      Dr. Thomas Calvert was appointed Director in 1998 and appointed Secretary for DSI during 2000. Dr. Calvert is responsible for the Corporate Secretarial function of DSI and is a member of the Compensation Committee and the Audit Committee of DSI. The business address for Dr. Calvert is TechBC, Ste 1280, 13401 108 Avenue, Surrey, BC, Canada, V3T 5T3.

      Mr. Allan S. Gibbins was appointed Director of DSI in 1998. Mr. Gibbins is a member of the Compensation and the Audit Committee of DSI. The business address for Mr. Gibbins is Hubbell Canada Inc., 870 Brock Road S., Pickering, ON, Canada, L1W 1Z8.

B.    Advisors.

      Not Applicable.

C.    Auditors.

      The Auditor for DSI is G. Ross McDonald, Chartered Accountants, located at 543 Granville Street, Suite 1502, Vancouver, Canada, BC V6C 1X8.

Item 2. Offer Statistics and Expected Timetable

                                 Not Applicable

Item 3. Key Information

A.    Selected Financial Data

      Set forth below is selected financial information for the years ended October 31, 1996 through October 31, 2000 derived from the Audited Financial Statements of DSI prepared in accordance with Canadian G.A.A.P. These principals, as applied to DSI, do not differ materially from U.S. G.A.A.P. except as disclosed in Note 10 to DSI's Financial Statements. All figures in this registration statement are in Canadian dollars, unless otherwise noted. This information should be read in conjunction with DSI's Financial Statements included in this Registration Statement.

      Financial Statement Data - Canadian G.A.A.P

                  Statement of Loss and Deficit - Selected Data
                              Year Ended October 31
                      (In thousands, except per share data)

      --------------------------------------------------------------------------------------------
                                2000          1999           1998            1997            1996
      --------------------------------------------------------------------------------------------
      Revenues                  $628          $0             $0              $0              $0
      --------------------------------------------------------------------------------------------
      Net Loss                  $755          $1,125         $852            $822            $940
      --------------------------------------------------------------------------------------------
      Total                     $1,034        $1,125         $852            $822            $940
      --------------------------------------------------------------------------------------------
      Loss Per Share            $0.04         $0.08          $0.07           $0.10           $0.14
      --------------------------------------------------------------------------------------------
      Dividend Per Share        $0            $0             $0              $0              $0
      --------------------------------------------------------------------------------------------

                          Balance Sheet - Selected Data
                                As at October 31
                                 (In thousands)

      --------------------------------------------------------------------------------------------
                                2000          1999           1998            1997            1996
      --------------------------------------------------------------------------------------------
      Total Assets              $5,263        $1,068         $1,710          $1,683          $905
      --------------------------------------------------------------------------------------------
      Long Term Debt            $0            $0             $0              $0              $0
      --------------------------------------------------------------------------------------------

 Financial Statement Data - U.S. G.A.A.P

                  Statement of Loss and Deficit - Selected Data
                              Year Ended October 31
                      (In thousands, except per share data)

      --------------------------------------------------------------------------------------------
                                2000          1999           1998            1997            1996
      --------------------------------------------------------------------------------------------
      Revenues                  $628          $0             $0              $0              $0
      --------------------------------------------------------------------------------------------
      Net Loss                  $737          $1,027         $990            $1,044          $983
      --------------------------------------------------------------------------------------------
      Total                     $1,034        $1,027         $990            $1,044          $983
      --------------------------------------------------------------------------------------------
      Loss Per Share            $0.03         $0.07          $0.07           $0.11           $0.13
      --------------------------------------------------------------------------------------------
      Dividend Per Share        $0            $0             $0              $0              $0
      --------------------------------------------------------------------------------------------

                          Balance Sheet - Selected Data
                                As at October 31
                                 (In thousands)

      --------------------------------------------------------------------------------------------
                                2000          1999           1998            1997            1996
      --------------------------------------------------------------------------------------------
      Total Assets              $4,347        $137           $677            $788            $232
      --------------------------------------------------------------------------------------------
      Long Term Debt            $0            $0             $0              $0              $0
      --------------------------------------------------------------------------------------------

Currency and Exchange Rates

All dollar amounts set forth in this Registration Statement are in Canadian dollars, except where otherwise indicated. The following table sets forth the rates of exchange for the Canadian dollar, expressed in United States dollars, in effect at the end of each of the October 31 fiscal year periods indicated; and the average exchange rates based on the last day of each month during such periods, in each case based on the noon rate as per the Bank of Canada.

              Fiscal Year Ending            2000          1999           1998           1997          1996
                      October 31
           Rate at End of Period         $1.5225       $1.4713        $1.5429        $1.4084       $1.3383
      Average Rate During Period         $1.4768       $1.4941        $1.4717        $1.3781       $1.3647

The following chart shows the high and low exchange rates for each month during the previous six months from May through October 2000:

                            May           June            July         August      September      October
---------------------------------------------------------------------------------------------------------
      High Rate          1.5081         1.4911          1.4907         1.4888         1.5070       1.5271
---------------------------------------------------------------------------------------------------------
      Low Rate           1.4783         1.4653          1.4641         1.4722         1.4735       1.4954
---------------------------------------------------------------------------------------------------------

Dividend Policy

DSI has not paid any dividends during the past five years and it has no plan to pay dividends at this time. The directors of DSI will determine if and when dividend should be declared and paid in the future based on DSI's financial position at the relevant time.

B.    Capitalization and Indebtedness

      At October 31, 2000, DSI's working capital was $3.9 million and had no long-term debts. The shareholder's equity at October 31, 2000 amounted to $5.1 million. The total share capital was $10.8 million (consisting of 21,109,370 outstanding common shares) and an accumulated deficit of $5.7 million.

C.    Risk Factors

      1) DSI has a limited operating history and may continue to operate at a loss. DSI has a limited operating history and has generated limited revenues. DSI has been primarily engaged in product research and development. For the fiscal year ended October 31, 2000, DSI generated revenues of $777,200 of which $628,000 were from the signing of license-to-option agreements with two organizations, Netface LLC and Security Biometrics Inc. DSI expects that operating losses will continue, as total costs and expenses continue to increase due to product development and product marketing and distribution. The ability of DSI to achieve profitability will depend significantly on its ability to fully develop its gesture recognition technology products, and to develop the capacity to manufacture and market any of these products either by itself or as part of a collaboration. There can be no assurance that DSI will be able to achieve profitability. Therefore, the extent of future losses and the time required to achieve profitability is highly uncertain.

      2) DSI is in the early stage of product development. A working prototype of the Gesture Input and Control System exists. However, the technology has not yet been fully commercially tested in a working environment. Accordingly, there can be no assurances that DSI can achieve the necessary technical objectives. There is further no guarantee that DSI will be able to adapt the system to mass-scale production in the event that DSI's marketing initiatives are successful. There can be no assurance that these or any of DSI's proposed products can be successfully commercialized. Therefore, there is substantial risk that DSI's product developments may not prove to be successful.

      3) DSI will need future financing. DSI will require substantial additional funds for its product development programs, marketing and distribution and operating expenses. Capital requirements will depend on a variety of factors, including the rate of progress of DSI's product development, products distribution and marketing, and the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, maintaining technological and market competitiveness, licensing and other relationships and the terms of any such licensing, collaborative or other relationships that DSI may establish. Also, the fixed commitments, including salaries and fees for employees and consultants, rent, payments with respect to licensing and other agreements are substantial, and will most likely increase as DSI grows.

             DSI plans to raise substantial additional capital to fund its future operations through debt and equity financing, and possibly through collaborative, licensing or other arrangements with corporate partners. DSI has no present commitments for future financing. There can be no assurance that additional financing will be available when needed, or, if available, is so on acceptable terms. Insufficient funds may prevent DSI from implementing its business strategy to the extent planned, and could result in delay, scale back, or elimination of its sole product development program, or result in the license to third parties of the rights to commercialize products or technologies that DSI would otherwise seek to develop itself. There can be no assurance that additional financing will be available when needed, or, if available, is so on acceptable terms. Insufficient funds may prevent DSI from implementing its business strategy to the extent planned, and could result in delay, scale back, or elimination of its sole product development program, or result in the license to third parties of the rights to commercialize products or technologies that DSI would otherwise seek to develop itself.

      4) DSI is dependent upon its proprietary technology. DSI relies primarily on a combination of patent, copyright, and trade secret laws, as well as confidentiality procedures and contractual provisions to protect its technology and products from exploitation by competitors. DSI has three United States patents, one Canadian patent and one patent pending in each of the United States and Canada. While DSI believes that its software technology is adequately protected against infringement, there is no assurance of effective protection against competition. Monitoring and identifying the unauthorized use of DSI's technology may prove difficult. There is a possibility of disclosure of confidential information related to DSI's technology and the potential for infringement of intellectual property rights of another party by DSI and liability on the part of DSI for infringement by one of its clients.

            DSI also intend s to apply for additional patents in the United States and other countries. There can be no assurance that all of these patents will issue in commercially relevant countries (e.g. countries in which the product is sold) and even if issued will appropriately protect DSI's products and technology. Further, copyright laws may not provide useful protection against competitive software that is different than DSI's software. The non-establishment of effective patent, trade secret or copyright protection could have a material adverse effect on DSI's business, results of operations and financial condition.

      5) DSI may face new competition. To the best of DSI's knowledge, it has no direct competition today, its indirect competitors, manufacturers of current pointing, input and other interface products, may enter the race for this market segment. Although DSI believes that its gesture recognition technology products will enjoy technology patent protection and application advantages, other companies involved in the development of products related to tradition point and click technology of mice and keyboards, including Interlink Electronics Ltd., Kensington and Logitech, have substantially greater technological, financial, research and development, manufacturing, human and marketing resources and experience than DSI. Such companies may therefore succeed in developing products that are more effective or less costly than DSI's products, or may be more successful in marketing and distributing their products. DSI's ability to sell the gesture recognition technology based products will, in part depend on its ability to demonstrate these products are substantially better than the current point and click technology

      6) DSI may have difficulty achieving market acceptance because of the significant change represented by its technology. DSI's gesture recognition technology represents a significant technological change from existing point and click technology and is a major shift in paradigms. This may cause resistance in market acceptance and adaptation.

      7) DSI intents to rely on third party manufacturers. DSI's strategy is to outsource most of the required manufacturing. Reliance on third party producers and manufacturers may delay the introduction of product to market.

      8) DSI has limited marketing and sales capabilities. DSI does not have a large group of internal marketing and sales resources and personnel. In order to market the gesture recognition technology based products and any other products it may develop, DSI intends to form marketing and distribution agreements with third parties, in addition to its own internal marketing and distribution efforts. There can be no assurance that DSI will be able to successfully enter into such arrangements with third parties on acceptable terms, if at all. To the extent that DSI arranges with third parties to market its products, the success of such products may depend on the efforts of such third parties. There can be no assurance that any of DSI's proposed marketing schedules or plans can or will be met.

      9) DSI relies on trade secrets and proprietary know-how. Although DSI does not believe that its products infringe on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against us in the future or that any such assertion will not result in costly litigation or require us to obtain a license to intellectual property rights of such third parties. In addition, there can be no assurance that such licenses will be available on reasonable terms or at all, which could have a material adverse effect on DSI's business, results of operations and financial condition.

      10) DSI is dependent on certain key personnel and does not maintain key man life insurance. DSI's success will depend in large part upon the services of a number of key employees and consultants, including Edward Pardiak, DSI's Chairman of the Board of Directors and Chief Executive Officer, and Robert Egery, DSI's President. DSI has not obtained keyperson life insurance with respect to any employees, directors or consultants. The loss of the services of Mr. Pardiak, Mr. Egery or other key employees or consultants could have a material adverse effect on DSI's business, results of operations and financial condition. Due to the highly specialized scientific nature of DSI's business, DSI is highly dependent upon DSI's ability to attract and retain qualified scientific, technical and managerial personnel. The loss of services of existing personnel and/or the failure to recruit key scientific, technical and managerial personnel in a timely manner would be detrimental to DSI, DSI's product development programs, and to its overall business. Competition for qualified engineering personnel is intense and there can be no assurance that DSI will be able to continue to attract and retain the necessary qualified personnel.

      11) DSI may experience difficulty in the management of growth If successful, DSI may experience rapid expansion of its business. A continuing period of rapid growth could place a significant strain on DSI's management, operations and other resources. DSI's ability to manage its growth would require us to continue to invest in its operations, including its financial and management information systems, and to retain, motivate and effectively manage its employees. If DSI's management is unable to manage growth effectively, the quality of its services and products, its ability to retain key personnel and its results of operations could be materially and adversely affected.

      12) No Dividends Anticipated. DSI has never declared or paid cash dividends on its Common Stock since its inception and does not intend to declare or pay dividends on its Common Stock in the foreseeable future. DSI intends to retain any earnings, if any, in order to finance future growth of its business. Consequently, dividends may or may not be paid in the near future.

Item 4. Information on DSI

A. History and Development of DSI

DSI Datotech Systems Inc. was incorporated under the laws of the Province of British Columbia, Canada on May 7, 1987 under the name Rhino Resources Inc. Rhino Resources Inc. changed its name to DSI Datotech Systems Inc. on April 19, 1996. DSI trades under the commercial name of Datotech and has a registered business address located at 712-525 Seymour Street, Vancouver, B.C. V6B 3H7, telephone number (604) 685-9109.

DSI is a development stage company involved in the development of gesture recognition technology to facilitate the user's interface with computers and electronic devices to promote greater ease and efficiency in the input of data and information. Prior to October 1997, DSI was involved in resource exploration. In October 1997, DSI divested itself of all natural resource properties and ceased all activities within the natural resource sector.

A. Business overview

Introduction

DSI's mission is to make human interaction with computers and electronic devices easy and simple using natural hand gestures. DSI's patented gesture recognition technology includes both proprietary software and touch pads that allow people to operate these devices in a natural manner by touching and sliding multiple fingers on a "DatoPad." DSI designs and develops gesture recognition software and intelligent touch pads. DSI believes that the ease of use and flexibility of gesture recognition technology are superior to the point and click technologies found in keyboards and mouse devices which are commonly used to input information into computers. DSI intends to be a key provider of human-machine interfaces, which will offer a wide array of "end-to end" solutions targeted towards specific market segments.

DSI has three United States patents for its gesture recognition technology. DSI has applied for one patent in the United States and one patent in Canada for a multitouch interface. DSI's technology seeks to significantly boost user productively by allowing the user to fully focus on the task at hand rather than the details of interface, and accomplish their work objectives with greater speed in a simple and natural manner. Gesture recognition technology brings improved performance to gesture recognition technology enabled touch pads that are deemed mice replacements, and greatly enhances keyboard functionality. The touch pads may be of any size, shape or form depending on the nature of the application. The software design is of a flexible and open architecture class, with the potential to form a gesture recognition based human-machine operating system.

   Key developments in DSI's operations to date include:

    o Obtaining three patents applicable to gesture recognition technology and interface development;

    o   Designing, developing and building proof of concept prototypes;

    o Performing a focused research market study through an independent research firm: Benchmark;

    o   Developing its research and development staff; and

    o filing for additional patents pertaining to a new generation multi-touch gesture recognition algorithm.

    o Executing two options to obtain exclusive licenses to DSI's technology for two industries.

The pointing and input control systems market is a growing multi-billion dollar industry. Pointing and input control systems are found across numerous industries such as personal computers, personal digital assistants, games and entertainment, stationary and mobile communications, home appliances, security and access control systems and many others. According to a private study conducted for DSI in 1997 by Benchmark Research Inc., pointing and input control device sales in 1997 for the personal computer, gaming, and entertainment market segments represented were approximately US $3,000,000. The markets had projected sales of US$5,400,000 in 2001, with an approximate installed based of 315 million mice/trackball input and pointing devices.

DSI's technology leverages the acceptance of the touch pad by enhancing it with gesture recognition technology, extending the functionality of the pad, and making the interface between the user and the machine more natural and intuitive. DSI is introducing higher levels of input device programmability to further adapt the interface to suit the natural characteristics and tendencies of the user.

Dato Gesture Technology Overview

Hand gestures are a universal, natural and effective form of communication and provide an accepted way for people to interact with new generations of information technology. DSI's gesture recognition technology interprets hand gestures performed with any combination of digits of the hand touching a proprietary "intelligent" touch pad. This technology integrates sensors, software and application programs into a unique, leading edge proprietary input system. The touch pad can be designed in various sizes and forms as required by different applications. Sensors in the pad track the position and force of multiple simultaneous finger contacts and process this information to interpret hand gestures performed by the user.

Each multi-touch gesture is mapped to electronic codes and passed through an interface to control a computer or other electronic device. DSI's next generation design is reverse-compatible with existing touch pad pointing devices and also recognizes a useful set of default gestures, which can be mapped to perform many standard functions. Advanced product development will provide user-defined custom gestures in addition to the defaults.

Gesture recognition technology provides a compact, general-purpose input system, which is a powerful alternative to more traditional human-machine interaction via knobs, keys and buttons, and pointing devices. Several characteristics of gesture recognition technology suggest advantages for particular applications, for example:

    o   a small footprint for integration into a portable or hand-held devices;

    o eyes-free operation, a necessary characteristic for many applications like graphic design and games;

    o sliding, rather than striking buttons reduces physical effort and strain; and

    o programmability to replace repetitive complex input sequences with a single gesture

Future enhancements are planned to add character entry, user-defined custom gestures, security features and to integrate gesture recognition technology with voice recognition.

DSI management has continued to focus on the development of gesture recognition technology including elements to support applications that will drive demand and acceptance of gesture recognition technology. Once DSI's gesture recognition technology application portfolio is fully interoperable, platform providers will be able to utilize DSI's gesture recognition technology enabled products.

Product Development

In 1997/1998 and 2000, DSI received approval for a market research grant in the Market Assessment of Research and Technology (MART) Program, which is jointly offered by the British Columbia Science and Technology Agency and the Canadian National Research Council. In 1997, DSI proceeded with a market research study (conducted by Benchmark Research Inc.) to develop its business strategy, focus its research and development activities and to assist DSI in commercializing its technology. Based on DSI's focused market research, an initial product version is aimed at professional and power user market segments including CAD specialists, graphics artists, multimedia developers and, information managers.

      The DatoPad

Input and pointing devices have become a universal method in the way in which people operate and interface with computers. DSI's gesture recognition technology interprets hand gestures performed on a proprietary device called a DatoPad(TM). This technology leverages market acceptance of the touch pad by enhancing it with gesture recognition technology, extending the functionality of the pad and making the interface between the user and the machine more simple and natural. DSI's solution introduces higher levels of input device programmability. Each gesture is mapped to an electronic code and passed through an interface to control a computer or electronic appliance. In February 2001, DSI presented its first video gaming prototype using gesture recognition technology.

The device will be programmed with defaults and have the capability to be customized by the user to perform specific functions for each gesture code. The patented technology thus provides a compact, general-purpose input system, which DSI believes is a more powerful alternative to current traditional input and pointing technologies such as mice and trackball.

The DatoPad will be approximately the size and thickness of a conventional mouse pad. The initial product configuration is able to recognize up to ten digits of the hand. The pad communicates with a personal computer via a Universal Serial Bus, serial cable or wireless link. The surface of the device accommodates touching with all five digits of the hand in a comfortable posture. The pad is reverse compatible with existing pointing devices and functions as a standard pointing device when touched with a single finger or stylus. Touching with more than one finger activates the gesture recognition technology software allowing the user quick access to a large number of shortcuts to perform standard functions including

    o   Cut
    o   Paste
    o   Save
    o   Move
    o   Enlarge or shrink objects
    o   Rotate objects

      Several characteristics of the DatoPad(TM) input system suggest advantages for particular applications:

o   The DatoPad(TM) is fully reverse compatible with current devices.

o The DatoPad(TM) is scalable to various shapes and sizes to reflect a variety of applications.

o Eyes-free operation provides a significant advantage in applications like computer aided design, graphics, and multimedia design which require the operator's visual attention.

o Sliding fingers rather than striking buttons, allows input sequences to be performed quickly with minimal physical effort.

o The user will be able to program their own gestures as they relate to specific applications thus personalizing their interaction with applications and devices.

o Future enhancements will allow character entry and user-defined custom gestures such as signatures.

Markets

The commercialization of DSI's products will be driven by a three-pronged strategy of forming strategic alliances and partnerships; selling stand-alone products to address the installed market base and licensing agreements with major software/hardware original equipment manufacturers. DSI expects to focus its initial product introduction on the professional segment of the interface systems market. DSI will also seek to take advantage of growth in Internet-based technologies and e-commerce.

DSI's market penetration strategy focuses on the traditional input and pointing device market segments. DSI will be focusing on three strategic computer segments. This includes initially developing and marketing its DatoPad(TM) for:

o   users of professional software;

o   gesture recognition technology integrated portable computers; and

o   gesture recognition technology integrated desktop keyboards.

DSI intends to channel its products to market by forming strategic alliances and partnership with established distribution channels, sale of stand alone product directly to the market, and through licensing agreements with major software/hardware OEMs.

DSI will approach both horizontal and vertical markets. DSI's approach to horizontal markets is to grant an option to a third party to have exclusive rights to market the products to a particular industry. Under the agreements executed to date, DSI received a cash payment for the option and will receive an additional cash payment if the optionee elects to license the technology following the optionee's evaluation of the technology. As a condition for granting the license, DSI also receives an equity interest in the licensee and the opportunity to generate revenues from working with sublicenses in the development of specific applications for the products.

DSI entered into an option agreement with NetFace LLC on June 28, 2000. NetFace has the right to evaluate the commercial value of DSI's intellectual property rights in technology, including the gesture recognition technology, for use in interfaces for personal computer games, console games and Internet television. In consideration for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use, NetFace will pay DSI U.S. $200,000, of which U.S. $100,000 has been received. The balance is due upon delivery by DSI of a reasonably acceptable prototype to NetFace. DSI has completed a prototype of its Datopad for use in video games that it anticipates will be delivered to NetFace for evaluation in the spring of 2001.

Should the option be exercised, DSI will enter into a license agreement with NetFace. In consideration of the license, DSI will receive U.S. $5,000,000, less the option fees of U.S. $200,000, and a 20% Class B membership interest in NetFace. The option period terminates eighteen months from the date a prototype reasonably acceptable to NetFace is made available by DSI to NetFace.

DSI entered into an option agreement with Security Biometrics, Inc. on August 22, 2000. Biometrics has the right to evaluate the commercial value of DSI's technology for use in interfaces and software for banking and financial transactions. DSI and Biometrics believe that the gesture recognition technology can be used to eliminate identity fraud, thereby reducing transaction costs and losses. Biometrics paid DSI a fee of US$320,000 for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use.

Under the option agreement with Biometrics, an additional US $3,000,000 is due by July 22, 2001. The funds will be used exclusively toward the development of a prototype reasonably acceptable to Biometrics which prototype is to be made available to Biometrics within twelve months of receiving the US $3,000,000. Biometrics, upon receipt of the acceptable prototype, has three months in which to exercise the option, upon which a licensing agreement will be signed in consideration of US $8,000,000, less the above amount of US $3,320,000, and a perpetual non-dilutive 20% common share interest in Biometrics company or its assignee.

In its approach to vertical markets, DSI seeks to sell its products and technology to the producers or users of products that can be used across industry segments, such as computer manufacturers and manufacturers of other products that use traditional point and click interfaces. DSI will primarily seek to license its technology and products to others to be sold under their brand names but may also sell products under its brand names. DSI will initially attempt to outsource the manufacture of its components and assemble it products. DSI intends to then outsource the manufacture and assembly of its products. DSI also intends to license its gesture recognition technology directly to original equipment manufactures of computers and computer related equipment.

Patents & Trademarks

DSI has three United States patents for its gesture recognition technology and is extending these with additional international patents on a recently improved and advanced method of human-machine interaction based on hand gestures. DSI is preparing to file for additional patents specific to a multi-touch gesture recognition software.

DSI owns the following patents:

1. US Patent 5,203,704 (1993), "Method of Communication Using Pointing Vector Gestures and Mnemonic Devices to Assist in Learning Pointing Vector Gestures"; Expiry December 21, 2010.

2. US Design Patent D354,735 (1995), "Switch Housing for Providing Various Different Functions to Keys of a Single Key Pad"; Expiry January 24, 2009.

3. US Patent 5,808,567 (1998), "Apparatus and Method of Communicating Using Three Digits of a Hand"; Expiry September 15, 2015.

4. Canadian Patent (2,098,179) 1998 "Pointing Gesture Method of Communication", with Japanese application on hold; expiry December 16, 2011.

DSI has also applied for one patent in the United States and one patent in Canada for a multitouch interface.

DSI holds the following U.S. trademarks in respect of its technology:

1. US Trademarks "DatO" (2,090,374) and "Spelsa" (2,007,836).
2. US Trademarks (pending)  "Interfacing With the Future."

Competition

To the best of DSI's knowledge, there are no companies producing gesture recognition technology products or applications that are in direct competition with DSI's gesture recognition technology. Indirect competition may come from existing input and pointing device manufacturers, for example touchpads, integrated touchpads and keyboards. Such indirect competitors include Interlink Electronics Ltd., Kensington and Logitech. DSI's may seek to partner with an indirect competitors to enabler them to enhance their products using DSI's technology.


Government Regulations

DSI does not believe that its products are materially affected by government regulation of its proposed products.

DSI is a Canadian Corporation and is governed by the laws of Canada. The shares of DSI are listed on the Canadian Venture Exchange.

C.  Organizational Structure

    DSI has one wholly owned subsidiary that was incorporated as 3259722 Canada, Inc. on May 14, 1996 pursuant to the laws of Canada. The subsidiary subsequently changed its name to Interaction Technologies Ltd. on July 19, 2000. Reference to the "Company" or "DSI" include references to the subsidiary.

D.  Property Plant and Equipment

    DSI has its principal place of business located in Vancouver, British Columbia, Canada where it holds a lease its business premises with an office space of 5,721 square feet and an annual rent of $108,527.40.The term of this lease is due to expire November 30, 2005.

Item 5. Operating and Financial Review and Prospects

A.  Operating Results

    To  ensure  the  development  of DSI,  DSI's  management  will  continue  to diversify the source of revenues and pursue licensing and royalty agreements. DSI now concentrates its efforts in the improvement and commercialization of gesture recognition technology applications for the human-machine interface.

    Fiscal Year Ended October 31, 2000 compared to Fiscal Year Ended October 31, 1999

    Revenue and Investment Income

    Option revenue of $627,730 was received during the fiscal year ended October 31, 2000 for two option agreements, one with Netface LLC and one with Security Biometrics Inc. Investment and interest income increased to $149,470 due to the investment of funds from the shares issued this year.

    Expenses

    Research and Development

    Total research and development expenditure increased from $465,897 for the year ended October 31, 1999 to $498,382 for the year ended October 31, 2000, an increase of 7%.

    There will be a substantial increase in the research and development expenditure for the year ending October 31, 2001 for the further development of the acceptable prototype for the option agreements.

    General and Administrative

    General and administrative expenses increased from $670,143 for the year ended October 31, 1999 to $1,034,036 for the year ended October 31, 2000, and increase of $363,893 (54%). This increase is mainly due to:

    o Higher management and consulting fees (increase of $185,000) included fees for the market analysis and marketing plans.

    o Legal and accounting (increase of $33,000) which included fees for stating the financials in US GAAP and legal counsel for financing opportunities in the US.

    o Travel (increase of $38,000), which included travel to Europe and the US to pursue additional financing.

    Income Taxes

    DSI has accumulated non-capital losses for tax purposes, the potential benefits of which are not recorded in the financial statements. The losses may be carried forward to reduce taxable income in future years and, unless utilized, will expire as follows:

           Year                                       Loss Amount
           2001                                      $    162,600
           2002                                           227,100
           2003                                           732,200
           2004                                           881,800
           2005                                           865,300
           2006                                           966,600
           2007                                           725,900
           ------------------------------------------------------
           TOTAL                                     $  4,561,500
           ======================================================

    In the fiscal year ended October 31, 2000, DSI's net operating loss decreased by 33% to $755,218 as compared to $1,125,451 in the fiscal year ended October 31, 1999. The loss per share decreased $0.04 to $0.04. DSI has accumulated non-capital losses of approximately $4.6 million, which can be carried forward to reduce taxable income in future years. These potential income tax benefits arising from the foregoing are not recorded in the financial statements.

Fiscal Year Ended  October 31,  1999  compared to Fiscal Year Ended  October 31,
1998

    Revenue and Investment Income

    There were no revenues reported for the fiscal years ending October 31, 1999 and 1998. Investment income for the fiscal year 1999 was $16,876 lower than the year 1998 as DSI had lower cash and investment during fiscal 1999 than during fiscal 1998.

    General and Administrative

    There was a decrease in General and Administrative Expenses in the fiscal year ended October 31, 1999 to $670,143 from $689,157 for the fiscal year ended October 31, 1998.

    Loss per Share

    The loss per share increased from $0.07 per share in fiscal 1998 to $0.08 per share in fiscal 1999, an increase of $0.01 per share. This was mainly due to the increased research and development expenditure in fiscal 1999.

B.  Liquidity and Capital Resources

    In the fiscal year ended October 31, 2000, DSI's primary source of funds was from the issue of Common Shares. DSI considers its operating cash flows and ability to raise equity capital as principal indicators of its liquidity. During the fiscal year ended October 31, 2000, DSI had cash inflow of $5 million from private placement of share capital ($3.8 Million), exercise of warrants ($1.9 Million) and exercise of options ($437,000), leaving a cash balance at October 31, 2000 of $4,079,315 compared to $64,000 at October 31, 1999. Although working capital is not considered to be an indicator of DSI's liquidity, DSI's working capital at October 31, 2000 was $3,922,221, an increase of $4,088,777 from October 31, 1999. In the fiscal year ended October 31, 2000, cash resources were utilized in the investment in gesture recognition technology, including recruitment of additional employees the research and development of the gesture recognition technology. DSI relocated to its new premises in October 2000 to provide more space for the engineers and the laboratory. Cash resources were utilized in the purchase of capital equipment such as furniture and computers.

    DSI has no long-term debt. Current liabilities of $212,679 included accounts payable and accrued liabilities, which decreased by $23,000 from October 31, 1999. DSI has license-to-option agreements with Netface LLC and Security Biometrics Inc. DSI intends primarily to meet its commitment to Netface and Security Biometrics while continuing to develop other product applications. The funds required for this purpose will be derived from its current cash position and possibly the issuance of common shares.

    During the year ended October 31, 2000, DSI completed private placements as follows:

    i. 2,456,140 units at $0.57 per unit for gross proceeds of $1,400,000 less finders' fees of 50,000 common shares and $56,759 paid in cash and other share issue costs of $8,399. Each unit consisted of one common share and one warrant to acquire one additional common share at $0.57 per share to January 26, 2001 and at $0.66 per share to January 26, 2002.

    ii. 912,000 units at $1.75 per unit for gross proceeds of $1,596,000 less commissions of $159,600, fees of $93,687 and other share issue costs of $44,508. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 10, 2002. The agent also received compensation warrants which may be exercised to acquire 91,200 units at $1.75 per unit to October 10, 2001, each unit consists of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 10, 2002.

    iii.357,854 units at $1.75 per unit for gross proceeds of $626,245 less commissions of $25,000, fees of $15,000 and other share issue costs of $1,499. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 to April 20, 2002. The agent also received compensation warrants which may be exercised to acquire 35,785 units at $1.75 per unit to October 20, 2001, each unit consists of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 20, 2002.

    DSI believes that it has sufficient cash on hand to meet its anticipated requirements at least through October 31, 2002. The funds will be used to meet DSI's general operating expenses, capital needs for research and development and obligations to the optionees of its technology. DSI will require substantial additional funds for its product development programs, marketing and distribution and operating expenses. While management is pursuing additional financing, DSI currently has no commitments for additional financing.

C.  Research and Development, Patents and Licenses, etc.

    Research and Development

    As at October 31, 2000, research and development costs accrued (exclusive of accumulated amortization) were $1,549,748, including $61,765 accrued in the most current year. To support the market entry product, current research and development activities are focused on three areas:

    o High-resolution multi-touch sensors adapted from touchpad technology used in many notebook computers.

    o A sensor-independent proprietary gesture recognition algorithm, which can be used with a variety of sensor technologies.

    o Application interfaces aimed at and designed for professional users of high-end software applications like Adobe Photoshop, etc.

    The gesture recognition algorithm forms an engine, similar to an operating system, for gesture based human-machine interaction, and is the foundation for DSI's technology. This software will be designed to reside in a custom microchip. This approach will facilitate technology transfer and licensing to third parties, and ensure DSI's intellectual property protection.

    In addition, a Canadian patent has been granted for "Pointing Gesture Method of Communication", based on US Patent 5,203,704.

D.  Trend Information

    DSI faces the general risk of technology. It received its first revenues in the fiscal year ended October 31, 2000 from signing two license-to-option agreements with Netface LLC and Security Biometrics Inc. DSI plans to market its product through forming strategic alliances and partnerships; stand-alone products to address the installed market base; and licensing agreements with major software/hardware original equipment manufacturers.

Item 6. Directors, Senior Management and Employees

A.  Directors and Senior Management

    Directors are elected each year at the annual meeting of the shareholders of DSI. The most recent meeting of he shareholders was held on February 21, 2001. The following table sets out the names of the Management, their positions and offices in DSI, principal occupations, the period of time that they have been Directors of DSI. All of the directors are residents of Canada.

    The following table lists the directors and officers of DSI as at February 28, 2001:

    Name                      Age      Position

    Edward C. Pardiak          48      Director,  Chairman  of the  Board and
                                       Chief   Financial    Officer   (1997),
                                       President and Chief Executive Officer

    Robert M. Egery            48      President,   Chief  Operating  Officer
                                       and Director

    Thomas Calvert             64      Director and Secretary

    Allan S. Gibbins           51      Director

    Timothy Heaney             41      Vice President Marketing

    Edward C. Pardiak

    Mr. Edward C. Pardiak was appointed Director, Chairman of the Board and Chief Financial Officer in April 1997. In October 2000, the Board of Directors elected Mr. Pardiak as President and Chief Executive Officer of DSI. He ceased being President in December 2000. Mr. Pardiak has extensive international experience in licensing, royalty agreements, finance and project management on the African, Asian, European and American continents. From 1976 to 1985 he held management positions with international Fortune 500 companies such as Seagram & Sons Ltd. Mr. Pardiak is a Director and the President of Augen Capital Corp., a public financial holding company with wholly owned merchant banking subsidiaries. He has a B.SC. from McGill University, a B.A. (Honors with Distinction) in Economics and a M.B.A. in finance and strategic management from Concordia University. He is currently completing his Doctorate in Strategic Management and has lectured at the graduate level at Concordia University.

    Robert M. Egery

    Mr. Robert M. Egery was appointed President and Chief Operating Officer of DSI Datotech effective December 1, 2000. Mr. Egery has more than 20 years of experience in high technology. During his career he has held senior management positions in sales and marketing, business development, contracts, engineering and program management and over 10 years at the vice-presidential level. At AlliedSignal (Honeywell), he gained invaluable experience in bringing new products to market, in electronics production and in international marketing and alliances. He developed a strong background in systems integration, software development and product diversification at Lockheed Martin and most recently he developed a global service delivery business at Bombardier. Mr. Egery holds bachelor degrees in Commerce and Electrical Engineering.

    Thomas Calvert

    Dr. Thomas Calvert was appointed Director of DSI in January 1998. In October 2000 the Board of Directors elected Dr. Calvert as Secretary of DSI. In 1997 Dr. Calvert founded Credo Interactive Inc. and is currently Board Chair of that company. Since 1996, Dr. Calvert has been the President and CEO of Credo Multimedia Software Inc. Dr. Calvert is Vice-President for Research and External Affairs at the Technical University of BC. He is currently on leave from his position at Simon Fraser University where he holds joint appointments as Professor in the Schools of Computing Science and Engineering Science. Since 1996, Dr. Calvert is Co-leader of the TeleLearning Network of Centers of Excellence, a national project sponsored by SFU. He joined Kinetic Effects Research Inc. as President from 1992 to 1996. Dr. Calvert served as President of the Science Council of BC between 1990 and 1992. In addition to his numerous honors and awards, Dr. Calvert has served on the Senate and Board of Governors of SFU, and on a number of external boards including Science World, BC Advanced Systems Institute, TRIUMF, Software Productivity Center,

    Jumpstart Performance Society, and the Center for Image and Sound Research. Dr. Tom Calvert has published over 100 papers and book chapters. He received his Doctorate in Electrical Engineering from Carnegie Mellon University in the United States.

    Allan S. Gibbins

    Mr. Allan S. Gibbins was appointed Director of DSI in January 1998. Mr. Gibbins held increasing senior management positions over a period of 16 years with DuPont Canada Inc. In 1986 he was the Director of ITT Cannon Canada Ltd., and served between 1988 and 1992 as Vice-President and General Manager of Nutone Electrical Inc. Since 1992, Mr. Gibbins is the President and CEO of Hubbell (Canada) Inc. The sales are in excess of $85 million representing multi-divisional product lines. He is the Chairman of the Electrical, Electronic Manufacturers Association of Canada (EEMAC). Mr. Gibbins has a Bachelor of Science (Honors, Chemistry) from Concordia
    University in Montreal. He brings many years of sales and marketing experience in such diverse industries as electrical, electronic, plastics, textile fibers, paint and chemicals. He has outstanding skills in the areas of merger and acquisition negotiation, financial control systems, restructuring, training and team building.

    Timothy Heaney

    Mr. Timothy Heaney was appointed VP Marketing of DSI Datotech Systems Inc. effective February 19, 2001. From 1994 through 2001, he was the Director of Marketing for SR Telecom Inc., a manufacturer of microwave telecommunications systems. Mr. Heaney is a professional engineer with over 17 years experience in international business development, sales and marketing, product management and contracts and project execution. Mr. Heaney received his Bachelor of Engineering from Concordia University, Montreal, in 1983.

    Family Relationship Between any Director and Executive Officer

    Mr. Edward Pardiak, Director and Chairman of the Board, and Mr. Allan Gibbins, Director, are brothers-in-law.

B.  Compensation

    The following table sets forth the compensation paid to DSI's directors and members of its supervisory bodies for the last three fiscal years:

------------------------------------------------------------------------------------------------------------------------------------
                                             Annual Compensation                  Long Term Compensation
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Awards                        Payouts
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Securities    Restricted
                                                               Other       Under Options/   Shares or
                                                               Annual        SARs(1)       Restricted       LTIP(2)      All Other
Name and Principal           Year      Salary     Bonus     Compensation     Granted       Share Units      Payouts    Compensation
Position                                 ($)       ($)          ($)            (#)             ($)            ($)           ($)
------------------------------------------------------------------------------------------------------------------------------------
Edward C. Pardiak,           1998     $120,000   $40,000     $4,379.60        70,000           Nil            Nil         $2,000
Chairman, President and
Chief Executive Officer      1999     $120,000     Nil       $3,600           50,000           Nil            Nil         $2,900

                             2000     $120,000     Nil       $3,600           95,000           Nil            Nil         $2,900
------------------------------------------------------------------------------------------------------------------------------------
Elli Segev,                  1998     $120,000   $40,000     $4,315.25        50,000           Nil            Nil         $1,500
Former President, Former
Chief Executive Officer
(Up to October 6, 2000)      1999     $120,000     Nil       $3,600           50,000           Nil            Nil         $2,900

                             2000     $110,000     Nil       $3,300           95,000           Nil            Nil         $2,900
------------------------------------------------------------------------------------------------------------------------------------

    (1) "SAR" or "stock appreciation right" means a right granted by DSI, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of DSI.

    (2) "LTIP" or "long term incentive plan" means any plan that provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

        Employment Contracts

        DSI has entered into an agreement with Edward C. Pardiak Holding Limited (the "Pardiak Agreement"), which is controlled by Mr. Edward C. Pardiak, Chief Executive Officer and Chairman of the Board, effective November 1, 2000. The Pardiak Agreement provides for an initial term of two years and with successive renewal terms of one year. Renewal is at the discretion of DSI. Pursuant to the Pardiak Agreement, Mr. Pardiak is to be paid a fee of $12,500 per month together with a car allowance in the amount of $1,000 per month. DSI may terminate the Pardiak Agreement for cause. If the Pardiak Agreement is terminated by DSI for any reason other than cause, then DSI shall pay Mr. Pardiak a lump sum payment in an amount equal to the compensation per the agreement in full of not less than one year's compensation.

        Additional compensation to be awarded to Mr. Pardiak under the Pardiak Agreement is 1,300,000 common shares that are held by an escrow agent as performance shares pursuant to the terms and provisions of an escrow agreement. DSI has entered into an escrow agreement by and among the Pacific Corporate Trust Company (the "Trustee"), DSI and Pardiak
        Management International Limited dated as of November 17, 1997. The Trustee holds 1,300,000 shares in escrow until directed to be released by the Canadian Venture Exchange. Under the escrow agreement, the shares will be released when DSI achieves earnings before taxes and depreciation of $250,000.

        DSI has entered into an agreement with Lemtra Management Inc. (the "Lemtra Agreement"), which is controlled by Mr. Robert M. Egery, President and Chief Operating Officer and Director of DSI effective December 1, 2000. The Lemtra Agreement provides for an initial term of two years and with successive renewal terms of one year. Renewal is at the discretion of DSI. Pursuant to the Lemtra Agreement, Mr. Egery is to be paid a fee of $12,500 per month together with a car allowance in the amount of $700 per month. DSI may terminate the Lemtra Agreement for cause. If the Lemtra Agreement is terminated by DSI for any reason other than cause, then DSI shall pay Mr. Egery a lump sum payment in an amount equal to the compensation per the agreement in full of not less than one year's compensation.

        DSI has entered into a Financial Consulting Agreement by and between DSI and Wayne Alan Taylor who is an Advisory Board member. Pursuant to the Financial Consulting Agreement, DSI has paid Mr. Taylor $38,000 through October 31, 2000.

        Board Committees

        Members of the Advisory Board are elected by the Directors of DSI. The advisors have in-depth knowledge of innovative technologies and financial experience that augments DSI's management capabilities and technology leadership in gesture recognition technology. The following table sets out the names of the Advisory Board members, their principal occupations and the period of time that they have been Advisory Board Directors of DSI. The Advisory Board has no formal authority. All of the Advisory Board members are residents of Canada.

----------------------------------------------------------------------------------------------
Name                  Principal Occupation                     Period as Advisory Board Member
----------------------------------------------------------------------------------------------
Kenneth P. Barr       President and CEO, Combined Telecom      Since December 13, 1999
                      Inc.
----------------------------------------------------------------------------------------------
Wayne A. Taylor       President, FGH Insurance Agencies Ltd.   Since December 13, 1999
----------------------------------------------------------------------------------------------

    Dr. Calvert and Mr. Gibbins are members of DSI's Audit Committee and DSI's Compensation Committee.

D.  Employees

    As at February 28, 2001, DSI had 19 full-time employees and 1 part-time employee, including Mr. Edward C. Pardiak, the Chairman, Chief Financial Officer and Chief Executive Officer, Mr. Robert Egery, President and Chief Operating Officer, Mr. Timothy Heaney, Vice President of Marketing, 11 engineers, scientists and technicians and 6 administrative, marketing and support staff.

E.  Share Ownership

    The following table sets forth certain information concerning the beneficial ownership of DSI's Common Shares or options to purchase common shares as at February 28, 2001 for each officer and director of DSI at that date:

-----------------------------------------------------------------------------------------------
Name of Beneficial Shareholder       Number of Common Shares (1)    Percentage of Common Shares
-----------------------------------------------------------------------------------------------
Edward C. Pardiak                    2,196,184(2)                   9.8%
-----------------------------------------------------------------------------------------------
Robert M. Egery                      175,000 (3)                     --
-----------------------------------------------------------------------------------------------
Allan S. Gibbins                     252,100 (4)                    1.2%
-----------------------------------------------------------------------------------------------
Thomas Calvert                       164,000 (5)                     --
-----------------------------------------------------------------------------------------------
Timothy Heaney                       31,250 (6)                      --
-----------------------------------------------------------------------------------------------

1) As at February 28, 2001, the number of common shares outstanding was 21,652,334.

2) Includes 1,536,842 shares owned by Pardiak Management International Limited, a corporation controlled by Edward Pardiak, including 1,300,000 being held in escrow, and warrants to purchase 236,842 common shares at an exercise price of $0.66 per share. Also includes options issued to Mr. Pardiak to purchase (i) 230,000 common shares at an exercise price of $0.75 per share,
    (ii) 70,000 common shares at an exercise price of $0.80 per share, (iii) 50,000 common shares at an exercise price of $0.40 per share, (iv) 33,750 common shares at an exercise price of $1.12 per share, (v) 25,000 common shares at an exercise price of $0.80 per share and (vi) 13,750 common shares at an exercise price of $0.50 per share. Does not include unvested options issued to Mr. Pardiak to purchase (i) 11,250 common shares at an exercise price of $1.12 per share, (ii) 25,000 common shares at an exercise price of $0.80 per share and (iii) 31,250 common shares at an exercise price of $0.50 per share.

3) Includes options to purchase 175,000 common shares at an exercise price of $0.50 per share. Does not include unvested options to purchase 125,000 common shares at an exercise price of $0.50 per share.

4) Includes options to purchase (i) 100,000 common shares at an exercise price of $0.40 per share, (ii) 50,000 common shares at an exercise price of $0.40 per share, (iii) 9,000 common shares at an exercise price of $1.12 per share, (iv) 12,500 common shares at an exercise price of $1.00 per share and
    (v) 25,000 common shares at an exercise price of $0.50 per share. Does not include unvested options to purchase (i) 3,000 common shares at an exercise price of $1.12 per share, (ii) 12,500 common shares at an exercise price of $1.00 per share and (iii) 25,000 common shares at an exercise price of $0.50 per share.

5) Includes options to purchase (i) 100,000 common shares at an exercise price of $0.80 per share, (ii) 12,500 common shares at an exercise price of $0.40 per share, (iii) 9,000 common shares at an exercise price of $1.12 per share, (iv) 12,500 common shares at an exercise price of $1.00 per share and
    (v) 25,000 common shares at an exercise price of $0.50 per share. Does not include unvested options to purchase (i) 3,000 common shares at an exercise price of $1.12 per share, (ii) 12,500 common shares at an exercise price of $1.12 per share and (iii) 25,000 common shares at an exercise price of $0.50 per share.

6) Includes options to purchase 31,500 common shares at an exercise price of $0.50 per share. Does not include unvested options to purchase 93,250 common shares at an exercise price of $0.50.

    The Directors and Officers of DSI, as a whole, are the beneficial owners of 2,818,534 shares, including options to purchase 1,221,091 common share, representing 12.3% of the issued and outstanding capital of DSI as at February 28, 2001, assuming exercise of their vested options.

    The following table lists the stock options granted to the Directors and Employees of DSI during the fiscal year ended October 31, 2000.

       Name of Optionee                   Number of   Percentage of        Exercise      Market Value     Expiration
                                         Securities   Total Options         Or Base     of Securities           Date
                                              Under      Granted to           Price        Underlying     (yy/mm/dd)
                                            Options    Employees in    ($/Security)    Options on the
                                            Granted     Fiscal 2000                     Date of Grant
                                                                                         ($/Security)
       --------------------------------------------------------------------------------------------------------------
       Wayne Taylor                          30,000           3.07%           $0.40             $0.43       11/18/02
       --------------------------------------------------------------------------------------------------------------
       Kenneth P. Barr                       30,000           3.07%           $0.40             $0.43       11/18/02
       --------------------------------------------------------------------------------------------------------------
       Evan Graham                           64,000           6.55%           $0.40             $0.43       11/18/04
       --------------------------------------------------------------------------------------------------------------
       Betsy Shimokura                       45,000           4.61%           $0.40             $0.43       11/18/04
       --------------------------------------------------------------------------------------------------------------
       David Fernandes                       24,000           2.46%           $0.40             $0.43       11/18/04
       --------------------------------------------------------------------------------------------------------------
       Paul Rada                             22,000           2.25%           $0.40             $0.43       11/18/04
       --------------------------------------------------------------------------------------------------------------
       Shyan Ku                              22,000           2.25%           $0.40             $0.43       11/18/04
       --------------------------------------------------------------------------------------------------------------
       Robert Wiebe                          12,000           1.23%           $0.40             $0.43       11/18/04
       --------------------------------------------------------------------------------------------------------------
       Shyan Ku                              30,000           3.07%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------
       Paul Rada                             30,000           3.07%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------


       --------------------------------------------------------------------------------------------------------------
       Robert Wiebe                          10,000           1.02%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------
       Evan Graham                           37,000           3.79%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------
       Betsy Shimokura                       27,000           2.76%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------
       Elli Segev                            45,000           4.61%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------
       Edward C. Pardiak                     45,000           4.61%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------
       Tom Calvert                           12,000           1.23%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------
       Allan S. Gibbins                      12,000           1.23%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------
       Alison J. Taylor                      20,000           2.05%           $1.12             $1.40       04/12/05
       --------------------------------------------------------------------------------------------------------------
       Wayne Taylor                         150,000          15.35%           $1.00             $1.00       06/02/03
       --------------------------------------------------------------------------------------------------------------
       Kenneth P. Barr                       70,000           7.16%           $1.00             $1.00       06/02/03
       --------------------------------------------------------------------------------------------------------------
       Tom Calvert                           25,000           2.56%           $1.00             $1.00       06/02/03
       --------------------------------------------------------------------------------------------------------------
       Allan S. Gibbins                      25,000           2.56%           $1.00             $1.00       06/02/03
       --------------------------------------------------------------------------------------------------------------
       Debbie Bortolussi                     30,000           3.07%           $0.80             $1.00       06/02/03
       --------------------------------------------------------------------------------------------------------------
       Elli Segev                            50,000           5.12%           $0.80             $1.00       06/02/05
       --------------------------------------------------------------------------------------------------------------
       Edward C. Pardiak                     50,000           5.12%           $0.80             $1.00       06/02/05
       --------------------------------------------------------------------------------------------------------------
       Betsy Shimokura                       20,000           2.05%           $0.80             $1.00       06/02/03
       --------------------------------------------------------------------------------------------------------------
       Martin Livesey                        20,000           2.05%           $1.12             $1.20       06/28/05
       --------------------------------------------------------------------------------------------------------------
       Jeffrey Sketchley                     20,000           2.05%           $1.12             $0.92       09/25/05
       --------------------------------------------------------------------------------------------------------------
       TOTAL                                977,000         100.00%
       --------------------------------------------------------------------------------------------------------------

Item 7. Major Shareholders and Related Party Transactions

A.  Major Shareholders

    The following table sets forth certain information regarding the beneficial ownership of the Common Shares of DSI, as of February 28, 2001, by each person, who is known by DSI to own beneficially more than five percent of the outstanding Common Shares.

        ---------------------------------------------------------------------------------------------
        Name of Beneficial Shareholder        Number of Common Shares(1)  Percentage of Common Shares
        ---------------------------------------------------------------------------------------------
        Edward C. Pardiak                     2,196,184(2)                9.8%
        ---------------------------------------------------------------------------------------------
        Elli Segev                            1,300,000                   6.0%
        ---------------------------------------------------------------------------------------------

    1) As at February 28, 2001, the number of common shares outstanding was 21,652,334.

    2) Includes 1,536,842 shares owned by Pardiak Management International Limited, a corporation controlled by Edward Pardiak, including 1,300,000 being held in escrow, and warrants to purchase 236,842 common shares at an exercise price of $0.66 per share. Also includes options issued to Mr. Pardiak to purchase (i) 230,000 common shares at an exercise price of $0.75 per share, (ii) 70,000 common shares at an exercise price of $0.80 per share, (iii)
        50,000 common shares at an exercise price of $0.40 per share, (iv) 33,750 common shares at an exercise price of $1.12 per share, (v) 25,000 common shares at an exercise price of $0.80 per share and (vi) 13,750 common shares at an exercise price of $0.50 per share. Does not include unvested options issued to Mr. Pardiak to purchase (i) 11,250 common shares at an exercise price of $1.12 per share, (ii) 25,000 common shares at an exercise price of $0.80 per share and (iii) 31,250 common shares at an exercise price of $0.50 per share.

    3) 1,300,000 shares are held by an escrow agent for Elli Segev Holdings Limited, a corporation controlled by Elli Segev.

B.  Related Party Transactions

    DSI has entered into an agreement with Edward C. Pardiak Holding Limited (the "Pardiak Agreement"), which is controlled by Mr. Edward C. Pardiak, Chief Executive Officer and Chairman of the Board, effective November 1, 2000. The Pardiak Agreement provides for an initial term of two years and with successive renewal terms of one year. Renewal is at the discretion of DSI. Pursuant to the Pardiak Agreement, Mr. Pardiak is to be paid a fee of $12,500 per month together with a car allowance in the amount of $1,000 per month. DSI may terminate the Pardiak Agreement for cause. If the Pardiak Agreement is terminated by DSI for any reason other than cause, then DSI shall pay Mr. Pardiak a lump sum payment in an amount equal to the compensation per the agreement in full of not less than one year's compensation.

    The share of compensation to be awarded to Mr. Pardiak under the Pardiak Agreement is 1,300,000 common shares that are to be held by an escrow agent as performance shares pursuant to the terms and provisions of an escrow agreement.

    DSI has entered into an escrow agreement by and among the Pacific Corporate Trust Company (the "Trustee"), DSI and Pardiak Management International Limited dated as of November 17, 1997 whereby the Trustee is holding 1,300,000 shares in escrow until directed to be released by the Vancouver Stock Exchange. So long as the shares are held in escrow, Pardiak Management International Limited may exercise all voting rights attached to the shares but waived the right to receive dividends or any distributions in the event of a winding up or dissolution of DSI. One escrow share will be released for each $0.25 in operating revenue each year.

C.  Interest of Experts and Counsel

    None

Item 8. Financial Information

A.  Consolidated Statements and Other Financial Information

         Refer to Item 17

B.  Significant Changes

    None

Item 9. Listing

Markets

DSI's shares are listed and posted for trading on the CDNX (symbol DSI). The 12-month high-low stock range has been between $0.40 and $2.25 Canadian.

The following table sets forth the reported low and high bid prices for the Common Shares of DSI as quoted on the CDNX on a quarterly basis for the fiscal years 1999 and 2000, and on monthly basis from November 1, 2000 to February 28, 2001. All figures are in Canadian Dollars.

         Quarter                           High           Low
         -------                           ----           ---
         11/01/98 to 01/31/99              $0.57          $0.27
         02/01/99 to 04/30/99              $0.60          $0.28
         05/01/99 to 07/31/99              $0.43          $0.25
         08/01/99 to 10/31/99              $0.40          $0.22

         11/01/99 to 01/31/00              $1.30          $0.20
         02/01/00 to 04/30/00              $2.65          $0.80
         05/01/00 to 07/31/00              $1.75          $1.00
         08/01/00 to 10/31/00              $1.20          $0.62

         Month                             High           Low
         ------                            ----           ---
         11/01/00 to 11/30/00              $0.70          $0.50
         12/01/00 to 12/31/00              $0.67          $0.40
         01/01/01 to 01/31/01              $0.92          $0.40
         02/01/01 to 02/28/01              $0.80          $0.50

At February 28, 2001, DSI had 21,652,334 common shares issued and outstanding and estimated 1,564 record owners.

Item 10. Additional Information

A.  Share Capital

    (a) The authorized share capital consists of 100,000,000 common shares without par value.

    Issued:

                                                        2000                                 1999
---------------------------------------------------------------------------------------------------------------
                                               No. of                             No. of
                                               Shares           Amount            Shares               Amount
---------------------------------------------------------------------------------------------------------------
Balance, beginning of year                   15,057,940      $  5,834,305        13,953,940        $  5,569,546
---------------------------------------------------------------------------------------------------------------

Issued during the year

     For cash

         -  private placements, net           3,775,994         3,217,792         1,104,000             264,759
              of share issue costs
         -  exercise of options                 437,250           220,200                --                  --
         -  exercise of warrants              1,895,786         1,535,313                --                  --
---------------------------------------------------------------------------------------------------------------
                                              6,109,030         4,973,305         1,104,000             264,759
---------------------------------------------------------------------------------------------------------------
                                             21,166,970        10,807,610        15,057,940           5,834,305
Less:
     Company shares held, net                   (57,600)          (46,833)          (57,600)            (46,833)
         of shares resold
---------------------------------------------------------------------------------------------------------------
Balance, end of year                         21,109,370     $  10,760,777        15,000,340        $  5,787,472
===============================================================================================================

B.  Memorandum and Articles of Association

    DSI's Certificate of Incorporation was ordinarily filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on May 7, 1987 under the name Rhino Resources Inc. with the entry number 326273. DSI changed its name by filing of a Certificate of Change of Name to DSI Datotech Systems Inc. on April 19, 1996. DSI was incorporated to conduct all lawful business pursuant to the laws of British Columbia and DSI's Certificate of Incorporation and Articles do not describe a business object or purpose.

    Pursuant to Part 11 of DSI's Articles (the "Articles") a director will disclose his interest in and not vote in respect of any proposed contract or transaction with DSI in which he is in any way directly or indirectly interested, but such director will be counted in the quorum at the meeting of the directors at which the proposed contract or transaction is approved.

    Pursuant to Part 13 of the Articles, DSI has established a Compensation Committee whose members consist of Dr. Thomas Calvert and Mr. Alan S. Gibbins. The Compensation Committee may meet and adjourn, as the members deem appropriate. Questions to be determined at a meeting shall be determined by a majority of votes. The Committee follows strict voting procedures. Each resolution has to be voted by a majority of the Directors. This is usually done by a unanimous vote. The Chairman has no additional power for voting.

    Pursuant to Part 10 of the Articles, the directors may borrow money in such amounts and upon such security and on such terms and conditions as they deem fit, for and on behalf of DSI. The Articles may be amended by special resolution or at the shareholders annual general meeting and by filing thereafter with Registrar of Companies in the Province of British Columbia, that is, they must disclose how borrowing provisions may be varied.

    DSI has one class of shares, common shares, which gives the shareholders one vote for each common share held.

C.  Material Contracts

    DSI has entered into an option agreement with NetFace LLC dated as of June 28, 2000. Pursuant to the terms of the option agreement, NetFace has the right to evaluate the commercial value of DSI's intellectual property rights in technology, including the gesture recognition technology, for use in interfaces for personal computer games, console games and Internet television. NetFace paid DSI a fee for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use. Upon exercise of such option, NetFace shall pay DSI additional consideration in cash and securities of NetFace.

    DSI has entered into an option agreement with Security Biometrics Inc. ("Biometrics") dated as of August 22, 2000. Pursuant to the terms of the option agreement, Biometrics shall evaluate the commercial value of DSI's intellectual property rights in technology, including the gesture recognition technology, for use in the interface and software for banking and financial transactions. Further Biometrics paid DSI a fee for an option to enter into an exclusive license agreement with DSI for the purpose of utilizing DSI's intellectual property rights for such use. Upon the exercise of such option, Biometrics shall pay DSI additional consideration in cash and securities of Biometrics.

D.  Exchange Controls

    There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.

    There is no limitation imposed by Canadian law or by the articles or other charter documents of DSI on the right of a non-resident to hold or vote Common Shares of DSI, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

    The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture
    that  is  not  a   "Canadian"   as   defined  in  the   Investment   Act  (a
    "non-Canadian"), unless, after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it nevertheless requires the filing of a short notice, which may be given at any time up to 30 days after the implementation of the investment.

    An investment in Common Shares of DSI by a non-Canadian that is a "WTO Investor" (an individual or other entity that is a national of, or has the right of permanent residence in, a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire direct control, through a purchase of assets or voting interests, of DSI and the value of the assets of DSI equaled or exceeded $192 million, the threshold established for 2000, as indicated on the financial statements of DSI for its fiscal year immediately preceding the implementation of the investment. In subsequent years, such threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.

    An investment in Common Shares of DSI by a non-Canadian, other than a WTO Investor, would be reviewable under the Investment Act if it were an investment to acquire direct control of DSI and the value of the assets were $5.0 million or more, as indicated on the financial statements of DSI for its fiscal year immediately preceding the implementation of the investment.

    A non-Canadian, whether a WTO investor or otherwise, would acquire control of DSI for the purposes of the Investment Act if he, she or it acquired a majority of the Common Shares of DSI or acquired all or substantially all of the assets used in conjunction with DSI's business. The acquisition of less than a majority, but one-third or more of the Common Shares of DSI, would be presumed to be an acquisition of control of DSI unless it could be established that DSI was not controlled in fact by the acquirer through the ownership of the Common Shares.

    The Investment Act would not apply to certain transactions in relation to Common Shares of DSI, including:

    a. an acquisition of Common Shares of DSI by any person if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities;

    b. an acquisition of control of DSI in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

    c. an acquisition of control of DSI by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of DSI, through the ownership of voting interests, remains unchanged.

E.  Taxation

    The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with DSI, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held shares of DSI, to whom such shares are capital property, and to whom such shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

    Generally, shares of DSI will be considered to be capital property to a holder thereof provided that the holder does not use such shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold shares of DSI as capital property for the purposes of the Canadian Tax Act.

    This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all; however the Canadian federal income tax considerations generally applicable to security holders described herein will not be different in a material adverse way if the Proposed Amendments are not enacted.

    Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

    WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

    Generally, shares of DSI will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which exchanges currently include the Toronto Stock Exchange), the holder does not use or hold, and is not deemed to use or hold, the shares of DSI in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of DSI at any time within five years preceding the particular time.

    A holder of shares of DSI that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

    Dividends paid or deemed to be paid on the shares of DSI are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of the voting stock of DSI. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

F.  Dividends and Paying Agents

    Not Applicable

G.  Statements by Experts

    Not Applicable

H.  Documents on Display

    Not Applicable

I.  Subsidiary Information

    DSI has one wholly owned subsidiary, Interaction Technology Ltd., which was incorporated on May 14, 1996 pursuant to the laws of Canada. Its business address is 300 - 905 West Pender Street, Vancouver, BC, Canada, V6C 1L6.

Item 12. Description of Securities Other than Equity Securities

A.  Debt Securities

    Not Applicable

B.  Warrants and Rights

    Not Applicable

C.  Other Securities

    Not Applicable

D.  American Depositary Receipts

    Not Applicable

Common Shares

DSI's authorized share capital consists of 100,000,000 Common Shares without par value and as at October 31, 2000, DSI had 21,109,370 Common Shares issued and outstanding.

Holders of DSI's Common Shares:

o Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

o   Are  entitled  to  share  ratably  in  all  of  the  assets   available  for
    distribution to holders of Common Shares upon liquidation, dissolution or winding up of our affairs; and

o Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund.

PART III

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds

Not Applicable

Item 15. Reserved

Item 16. Reserved

Item 17. Financial Statements

Index to Financial Statements of DSI Datotech Systems Inc.

                                                                        Page No.
                                                                        --------
Fiscal Years Ended October 31, 2000 and 1999

        Auditors Report                                                   F-1
        Balance Sheet                                                     F-2
        Statement of Loss and Deficit                                     F-3
        Statement of Cash Flows                                           F-4
        Notes to Financial Statements                                     F-5

Fiscal Years Ended October 31, 2000 and 1999

        Auditors Report                                                  F-15
        Balance Sheet                                                    F-16
        Statement of Loss and Deficit                                    F-17
        Statement of Cash Flows                                          F-18
        Notes to Financial Statements                                    F-19

Item 19. Exhibits

    1.1 Certificate of Incorporation of Rhino Resources Inc. dated May 7, 1987

    1.2 Certificate of Change of Name from Rhino Resources Inc. to DSI Datotech Systems Inc. dated April 19, 1996

    1.3 Articles (Bylaws) of DSI Datotech Systems Inc. filed as of January 28, 1998

    1.4 Certificate of Incorporation of 3259722 Canada Inc. dated May 14, 1996.

    1.5 Bylaws of 3259722 Canada Inc. dated November 1, 1998.

    1.6 Certificate of Amendment for change of name from 3259722 Canada Inc. to Interaction Technology Ltd. dated July 21, 2000.

    4.1 Gross Lease between CT Management Corp. and DSI Datotech Systems Inc., dated as of July 25, 2000.

    4.2 DSI Datotech Systems Inc. 1996 Stock Option Plan dated as of November 15, 1996.

    4.3 Agreement between DSI Datotech Systems Inc. and Edward C. Pardiak Holdings Limited, dated as of August 1, 1997.

    4.4 Escrow Agreement by and among Pacific Corporate Trust Company, DSI Datotech Systems Inc., Pardiak Management International Limited dated as of November 17, 1997.

    4.5 Option Agreement by and between DSI Datotech Systems Inc. and Security Biometrics Inc. dated August 22, 2000, with form of license agreement attached as exhibit.

    4.6 Option Agreement by and between DSI Datotech Systems Inc. and NetFace LLC dated June 2000, with form of license agreement attached as exhibit.

    8.1 List of Subsidiaries

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DSI Datotech Systems Inc.

By: /s/ Edward C. Pardiak
    ---------------------
Edward C. Pardiak
Chief Executive Officer and Chief Financial Officer

Date: April 12, 2001

20F41201.DOC

G. Ross McDonald*
Chartered Accountant
--------------------------------------------------------------------------------
* Denotes incorporated professional             Suite 1502, 543 Granville Street
                                                Vancouver, B.C.  V6C 1X8
                                                Tel:   (604) 685-8646
                                                Fax:  (604) 684-6334

                                AUDITOR'S REPORT

TO THE SHAREHOLDERS OF DSI DATOTECH SYSTEMS INC.

I have audited the consolidated balance sheets of DSI Datotech Systems Inc. as at October 31, 2000 and 1999 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2000 and 1999 and the results of its operations and the cash flows for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, I report that, in my opinion, these principles have been applied on a consistent basis.

"G. Ross McDonald"  (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
December 13, 2000

DSI DATOTECH SYSTEMS INC.

CONSOLIDATED BALANCE SHEETS

October 31

-----------------------------------------------------------------------------------------------
                                                                   2000                 1999
-----------------------------------------------------------------------------------------------
                                     ASSETS
CURRENT ASSETS
     Cash and short term deposits                               $  4,079,315        $    64,009
     Accounts receivable and advances                                 25,389              2,140
     Prepaid expense                                                  30,196              2,660
-----------------------------------------------------------------------------------------------
                                                                   4,134,900             68,809
INVESTMENT IN GESTURE RECOGNITION
     TECHNOLOGY (Notes 1(b)(i) and  2)                               915,803            934,237

CAPITAL ASSETS (Note 1 (b)(ii) and 3)                                212,564             64,820
-----------------------------------------------------------------------------------------------
                                                                $  5,263,267        $ 1,067,866
===============================================================================================

                                   LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities                   $    212,679        $   235,365
-----------------------------------------------------------------------------------------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                                            10,760,777          5,787,472

DEFICIT                                                           (5,710,189)        (4,954,971)
-----------------------------------------------------------------------------------------------
                                                                   5,050,588            832,501
-----------------------------------------------------------------------------------------------
                                                                $  5,263,267        $ 1,067,866
===============================================================================================

CONTINGENT LIABILITIES AND COMMITMENTS (Note 7)

APPROVED BY THE DIRECTORS

       "Edward C. Pardiak"
------------------------------
Director - Edward C. Pardiak

       "Robert M. Egery"
------------------------------
Director - Robert M. Egery

DSI DATOTECH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Years Ended October 31

-----------------------------------------------------------------------------------------------
                                                                    2000               1999
-----------------------------------------------------------------------------------------------
REVENUE
     Option income                                               $   627,730      $          --
     Investment income and recoveries                                149,470              9,589
-----------------------------------------------------------------------------------------------
                                                                     777,200              9,589
-----------------------------------------------------------------------------------------------

EXPENSES
     RESEARCH AND DEVELOPMENT
         Salaries and benefits                                       377,691            279,813
         Amortization                                                 80,199            135,872
         Prototype development                                        37,653             41,315
         Reports                                                       2,839                 --
         Consultants                                                      --              7,897
-----------------------------------------------------------------------------------------------
                                                                     498,382            464,897
-----------------------------------------------------------------------------------------------

     GENERAL AND ADMINISTRATIVE
         Management fees                                             350,000             48,200
         Investor relations and promotion                            117,010             97,290
         Consulting fees                                             104,946             19,500
         Legal, audit and accounting                                  80,319             47,049
         Salaries and benefits                                        65,190             56,623
         Travel and accommodation                                     59,969             21,543
         Office and miscellaneous                                     44,096             26,288
         Rent                                                         38,904             34,975
         Recruitment                                                  32,813                  -
         Printing and shareholders information                        32,012             26,770
         Telephone                                                    30,458             18,773
         Amortization                                                 27,346             19,554
         Insurance                                                    19,573             19,446
         Transfer agent                                               14,142             13,932
         Equipment rental                                              9,628             15,960
         Regulatory fees                                               7,630              4,240
-----------------------------------------------------------------------------------------------
                                                                   1,034,036            670,143
-----------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                                                755,218          1,125,451

DEFICIT, BEGINNING OF YEAR                                         4,954,971          3,829,520
-----------------------------------------------------------------------------------------------

DEFICIT, END OF YEAR                                             $ 5,710,189      $   4,954,971
===============================================================================================

LOSS PER SHARE                                                   $      0.04      $        0.08
===============================================================================================

DSI DATOTECH SYSTEMS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended October 31

-----------------------------------------------------------------------------------------------
                                                                    2000               1999
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net loss for the year                                       $  (755,218)     $  (1,125,451)
     Less item not requiring cash
         Amortization                                                107,545            155,426
-----------------------------------------------------------------------------------------------
                                                                    (647,673)          (970,025)
     Net change in non-cash working capital items
         Accounts receivable and advances                            (23,249)             5,688
         Loan receivable                                                  --             25,000
         Prepaid expense                                             (27,536)            16,567
         Accounts payable and accrued liabilities                    (22,686)           219,000
-----------------------------------------------------------------------------------------------

     Cash applied to operating activities                           (721,144)          (703,770)
-----------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Investment in Gesture Recognition Technology                    (61,765)           (37,353)
     Capital assets                                                 (175,090)           (24,316)
-----------------------------------------------------------------------------------------------

     Cash applied to investing activities                           (236,855)           (61,669)
-----------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
     Shares issued for cash, net of share issue costs              4,973,305            264,759
-----------------------------------------------------------------------------------------------

     Cash from financing activities                                4,973,305            264,759
-----------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH
     AND SHORT TERM DEPOSITS                                       4,015,306           (500,680)

CASH AND SHORT TERM DEPOSITS,
     BEGINNING OF YEAR                                                64,009            564,689
-----------------------------------------------------------------------------------------------
CASH AND SHORT TERM DEPOSITS,
     END OF YEAR                                                 $ 4,079,315      $      64,009
===============================================================================================

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES

    (a) Basis of Presentation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Interaction Technology Ltd., which is inactive as at October 31, 2000.

    (b) Amortization

        (i) Investment in Gesture Recognition Technology

            Costs related to the acquisition and development of the Gesture Recognition Technology are stated at cost less accumulated amortization. Amortization is recorded on a straight line basis over seventeen years. Additional amortization may be recorded for items deemed to be obsolete or no longer valid to the development of the technology.

        (ii) Capital Assets

            Capital assets are stated at cost less accumulated amortization. Amortization is provided on a declining balance basis on office furniture and equipment at 20% per annum and on computer equipment at 30% per annum. Leasehold improvements are amortized on a straight line basis over five years.

    (c) Foreign Currency Translation

        Amounts stated in foreign currency are translated into Canadian dollars as follows:

        Current assets and liabilities at the rates of exchange prevailing at balance sheet date. Non-monetary assets and liabilities at the rates of exchange in effect on the dates of the transactions; and revenue and expenses at average rates of exchange for the period.

    (d) Loss per share

        Loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants would have the effect of reducing loss per share.

    (e) Financial Instruments

        The carrying value of current assets and current liabilities at October 31, 2000 approximates their fair values due to the relatively short periods to maturity of these instruments.

    (f) Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of assets and rate for amortization. Actual results could differ from those estimates.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

1.  significant accounting policies (continued)

    (g) Stock-based compensation plans

        The Company has a fixed stock option plan. No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

    (h) Research and development

        Research and development costs are recorded as an expense of the period in which they are incurred. Certain development costs may be deferred where the product is technically or commercially feasible. The recoverability of these deferred costs is dependent upon the Company's ability to obtain necessary financing to complete development and to successfully commercialize the use of the product.

    (i) Comparative amounts

        Certain amounts in the prior year have been restated to confirm with the current year's presentation.

2.  INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY

    (a) Pursuant to four agreements entered into in November 1990, March 1991, May 1995 and August 1996, the Company acquired a patented invention known as the Gesture Recognition Technology, a new gesture based input technology for computerized communications, in consideration of acquisition costs in the aggregate of $246,830 (paid), 1,000,000 common shares to be issued based on cumulative cash flows generated from operations of the Company and a 5.5% royalty on revenues received from the commercialization of the technology and from the sale of products incorporating the technology. A minimum semi-annual advance royalty of $30,000 was payable commencing on May 1, 1996. These agreements, and all commitments made under the terms of these agreements, were cancelled pursuant to a new agreement entered into on November 4, 1999.

        On November 4, 1999, the Company entered into an agreement which superceded the afore-mentioned agreements. The Company granted a licence to the original inventor of the technology to commercialize the technology based on certain patents held by the Company. In consideration, the Company will receive a royalty of 3% of gross sales from sales realized by the licencee of products made using the technology. The Company will pay a royalty of 0.5% of gross sales realized by the Company and any of its other licencees from the sales of products made using the licensed intellectual property to the licencee. In satisfaction of all amounts owed to the licencee under the previous agreements, the Company paid a total of $35,000 over a ten month period commencing on the execution of this agreement.

    (b) Pursuant to an agreement dated June 28, 2000, the Company granted an option to a company to acquire the exclusive rights to exploit the technology and proprietary property related to the technology for the video gaming and internet/interactive television market segments. In consideration for the option, the optionee will pay the Company U.S. $200,000, of which U.S. $100,000 has been received. The balance is due upon delivery by the Company of a reasonably acceptable prototype to the optionee.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

2.  INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY (continued)

    Should the option be exercised, the Company will enter into a licence agreement with the optionee. In consideration of the licence, the Company will receive U.S. $5,000,000, less the afore-mentioned option fees of U.S. $200,000, and a 20% Class B membership interest in the optionee.

    The option period commences upon the date of the agreement and terminates eighteen months from the date a prototype reasonably acceptable to the optionee is made available by the Company to the optionee.

    (c) Pursuant to an agreement dated August 22, 2000, the Company granted an option to a company to acquire the exclusive licensing rights for the exploitation of the Company's developed technology relating to interfaces and software for executing banking and financial transactions in consideration of US $320,000 (received).

        An additional US $3,000,000 is due within eleven months of the signing of this agreement. The funds will be used exclusively toward the development of a prototype reasonably acceptable to the optionee which prototype is to be made available to the optionee within twelve months of receiving the US $3,000,000.

        The optionee, upon receipt of the acceptable prototype, has three months in which to exercise the option, upon which a licensing agreement will be signed in consideration of US $8,000,000, less the above amount of US $3,320,000, and a perpetual non-dilutive 20% common share interest in the optionee company or its assignee.

    Acquisition and development costs to date:

                                                       2000               1999
    ----------------------------------------------------------------------------
    Acquisition costs                             $   246,830         $  246,830
    ----------------------------------------------------------------------------

    Development costs
         Balance, beginning of year                 1,241,153          1,203,800
    ----------------------------------------------------------------------------

         Additions
             Royalties                                 35,000             30,000
             Patent costs and fees                     26,765              7,249
             Materials                                     --                104
    ----------------------------------------------------------------------------

                                                       61,765             37,353
    ----------------------------------------------------------------------------

         Balance, end of year                       1,302,918          1,241,153
    ----------------------------------------------------------------------------

                                                    1,549,748          1,487,983

         Less:  accumulated amortization             (633,945)          (553,746)
    ----------------------------------------------------------------------------

                                                  $   915,803         $  934,237
    ============================================================================

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

3.  CAPITAL ASSETS

                                                             2000                         1999
    ---------------------------------------------------------------------------------------------
                                                          Accumulated      Net Book      Net Book
                                               Cost       Amortization       Value         Value
    ---------------------------------------------------------------------------------------------
    Furniture and equipment                 $  68,779     $  27,004       $  41,775    $  21,013
    Computer equipment                        132,879        61,256          71,623       43,807
    Leasehold improvements                     99,166            --          99,166           --
    ---------------------------------------------------------------------------------------------
                                            $ 300,824     $  88,260       $ 212,564    $  64,820
    =============================================================================================

    No amortization has been recorded on leasehold improvements during the year ended October 31, 2000 as all costs pertain to the Company's new office premises to which the Company relocated on October 23, 2000. Amortization will be recorded commencing in the next fiscal period.

4.  SHARE CAPITAL

    (a) The authorized share capital consists of 100,000,000 common shares without par value.

    Issued:

                                                       2000                               1999
    ------------------------------------------------------------------------------------------------------
                                               No. of                           No. of
                                               Shares           Amount          Shares          Amount
    ------------------------------------------------------------------------------------------------------
    Balance, beginning of year               15,057,940      $   5,834,305      13,953,940    $  5,569,546
    ------------------------------------------------------------------------------------------------------

    Issued during the year
         For cash
             -  private placements, net
                  of share issue costs        3,775,994          3,217,792       1,104,000         264,759
             -  exercise of options             437,250            220,200              --              --
             -  exercise of warrants          1,895,786          1,535,313              --              --
    -------------------------------------------------------------------------------------------------------
                                              6,109,030          4,973,305       1,104,000         264,759
    -------------------------------------------------------------------------------------------------------

                                             21,166,970         10,807,610      15,057,940       5,834,305
    Less:
         Company shares held, net
             of shares resold                   (57,600)           (46,833)        (57,600)        (46,833)
    ------------------------------------------------------------------------------------------------------
    Balance, end of year                     21,109,370      $  10,760,777      15,000,340    $  5,787,472
    ======================================================================================================

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

4.  SHARE CAPITAL (continued)

    During the year ended October 31, 2000, the Company completed private placements as follows:

    (i) for 2,456,140 units at $0.57 per unit for gross proceeds of $1,400,000 less finders fees of 50,000 common shares and $56,759 paid in cash and other share issue costs of $8,399. Each unit consisted of one common share and one warrant to acquire one additional common share at $0.57 per share to January 26, 2001 and at $0.66 per share to January 26, 2002.

    (ii)for 912,000 units at $1.75 per unit for gross proceeds of $1,596,000 less commissions of $159,600, fees of $93,687 and other share issue costs of $44,508. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 10, 2002. The agent also received compensation warrants which may be exercised to acquire 91,200 units at $1.75 per unit to October 10, 2001, each unit consists of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 10, 2002.

   (iii)for 357,854 units at $1.75 per unit for gross proceeds of $626,245 less commissions of $25,000, fees of $15,000 and other share issue costs of $1,499. Each unit consisted of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 to April 20, 2002. The agent also received compensation warrants which may be exercised to acquire 35,785 units at $1.75 per unit to October 20, 2001, each unit consists of one common share and one-half warrant, each full warrant exercisable to acquire one additional common share at $2.16 per share to April 20, 2002.

(b) A total of 3,068,750 common shares issued at $0.01 per share are subject to escrow restrictions, release of the shares is subject to the approval of regulatory authorities.

(c) The Company has granted options to directors, officers and employees to purchase common shares at exercise prices determined by reference to the market value on the date of the grant. Under the Company's stock option plan, options may be granted for up to 4,150,000 common shares.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

4.  SHARE CAPITAL (continued)

    The following summarizes information about stock options granted and outstanding at October 31, 2000 and 1999, and changes during the years then ended:

                                                   Year Ended                          Year Ended
                                               October 31, 2000                    October 31, 1999
---------------------------------------------------------------------------------------------------------
                                                             Weighted                            Weighted
                                                              Average                             Average
                                            No. of           Exercise           No. of           Exercise
                                            Options            Price            Options            Price
---------------------------------------------------------------------------------------------------------
    Outstanding at beginning
        of year                             1,710,000      $   0.65           1,400,000          $   0.72
          Granted                           1,557,000          0.94             360,000              0.40
          Exercised                           437,250          0.50                  --                --
          Cancelled/expired                   421,250          1.29              50,000              0.80
---------------------------------------------------------------------------------------------------------
    Outstanding at end of year              2,408,500      $   0.75           1,710,000          $   0.65
=========================================================================================================
    Options exercisable at
        end of year                         1,654,000      $   0.75           1,710,000          $   0.65
=========================================================================================================

    The options expire on various dates commencing on September 1, 2001 to September 25, 2005.

(d) As at October 31, 2000, outstanding warrants to purchase 3,667,045 common shares are exercisable as follows:

               No. of         Exercise              Expiry
               Shares          Price                 Date
             ---------        --------          ----------------
               360,000         $0.29            July 19, 2001
             2,317,640          0.57            January 26, 2001
                    or          0.66            January 26, 2002
                91,200  *       1.75            October 10, 2001
                35,785  *       1.75            October 20, 2001
               456,000          2.16            April 10, 2002
               185,637          2.16            April 20, 2002
             ---------
             3,446,262
             =========

    * agent's compensation warrants exercisable for units consisting of common shares and share purchase warrants (see notes 4(a)(i) and (ii)).

5.  DIRECTORS' REMUNERATION AND RELATED PARTY TRANSACTIONS

    A total of $350,000 (1999 - $248,200) was paid or accrued to two companies controlled by directors during the year for management and consulting services.

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

6.  INCOME TAXES

    The company has accumulated non-capital losses for tax purposes, the potential benefits of which are not recorded in the financial statements. The losses may be carried forward to reduce taxable income in future years and, unless utilized, will expire as follows:

         2001                                 $          162,600
         2002                                            227,100
         2003                                            732,200
         2004                                            881,800
         2005                                            865,300
         2006                                            966,600
         2007                                            725,900
         -------------------------------------------------------
                                              $        4,561,500
         =======================================================

7.  CONTINGENT LIABILITIES AND COMMITMENTS

    (a) During 1998, a petition was made against the Company with respect to certain allegations of non-compliance with the Company Act by a former employee. No damages have been sought. The Company is of the opinion that the petition is without merit.

        The Company commenced a suit against the above-mentioned former employee and certain other persons, including some former directors of the Company. The Company is seeking damages for misappropriation, injurious falsehoods and other wrongs.

        There has been no further action on either the petition or the suit as at October 31, 2000. The company is of the opinion that the petition is without merit and, subsequent to the period end, has instructed its legal counsel to file a dismissal of action.

    (b) During 1997, a claim was made against the Company in the amount of $130,727 by the purchasers of a mineral property sold in a prior year, for the return of the purchase price plus additional costs. The Company is of the opinion that the claim is without merit and has filed a Statement of Defence in response to this action. No further action has been taken on the claim as at October 31, 2000.

    (c) The Company entered into two separate agreements with two companies controlled by two directors for management services in consideration of $10,000 per month each plus certain health benefits. The agreements are for a two year term ending July 31, 1999 and are renewable, upon expiry, for future one year terms at rates of consideration which may be renegotiated. Should the agreements not be renewed, sixty days notice must be given by the Company and one year's compensation paid on the date of termination. The agreements were renewed for a one year term on August 1, 1999 with no change in consideration.

        Subsequent to the year end, new agreements were completed effective November 1, 2000 and December 1, 2000 respectively with two directors for management services in consideration of $12,500 per month each plus performance bonuses and benefits. The agreements are for two year terms and if terminated by the Company during the term, one year's compensation will be payable in a lump sum. Renewal and signing bonuses in the aggregate of $150,000 are payable pursuant to the terms of these agreements. An aggregate 1,300,000 performance shares will also be issued to the two directors, subject to regulatory approval.

7.  CONTINGENT LIABILITIES AND COMMITMENTS (continued)

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

    (d) The Company conducts certain activities related to marketing, financial development and human resources through companies or individuals contracted on short term bases in consideration of monthly fees, finders fees or commissions for the arrangement of financing for the Company, and stock options to acquire common shares of the Company. The terms of the contracts are generally for one year periods and expire during 2001.

    (e) The Company entered into an agreement for the rental of office premises for the period March 1, 2000 to January 31, 2001 at a cost of $37,000 per year. On July 25, 2000, the Company entered into an agreement for the rental of new office premises for a five year term commencing on December 1, 2000. Gross annual rents of approximately $109,000 are payable plus additional charges for expenses.

    (f) The Company has arranged for a line of credit of up to $600,000 with a financial institution to be secured by certain money market investments held by the Company at the institution. Interest is payable at the prime rate on Canadian dollar loans and overdrafts and at the U.S. base rate on U.S. dollar loans and overdrafts.

8.  SUBSEQUENT EVENTS

    (a) The Company is preparing documentation for the application of the listing of the Company's shares on a United States securities exchange.

    (b) Options to acquire 144,250 common shares were exercised for proceeds of $57,700.

    (c) Options to acquire 360,000 common shares were granted. The options are exercisable at $0.60 per share to November 1, 2005 as to 10,000 shares and at $0.50 per share to November 14, 2005 as to 350,000 shares. The options to acquire the 350,000 shares are subject to regulatory approval.

    (d) Options to acquire 10,000 common shares at $0.40 per share and 10,000 common shares at $1.12 per share have been cancelled.

9.  ADDITIONAL DISCLOSURE

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------


    In order to comply with generally accepted accounting principles in the United States of America, the following additional information is provided:

    (a) Income taxes

        The Company's provision for income taxes (recovery) is made up as follows:

                                                            Year Ended          Year Ended
                                                            October 31,        October 31,
                                                               2000                1999
        -------------------------------------------------------------------------------------
        Loss before income taxes                         $   755,218        $   1,125,451
        Combined basic Canadian federal
             and provincial income tax rate                      46%                  46%
        -------------------------------------------------------------------------------------
        Provision for taxes (recovery) on basic rate         347,400              517,707
        Increase (decrease) in taxes resulting from:
             Benefit of tax loss carried forward not
             recognized in accounts                         (347,400)            (517,707)
        -------------------------------------------------------------------------------------
        Actual tax provision (recovery)                  $        --        $          --
        =====================================================================================

    (b) Loss per share

        The calculation of loss per share in accordance with generally accepted accounting principles in the United States corresponds with that in Canada for the following reasons:

        - the inclusion of stock options as common stock equivalents is antidilutive for each period presented and therefore is not included in the calculation of loss per share.

    (c) Difference in accounting policy

        The company has capitalized certain acquisition and development costs related to the Investment in Gesture Recognition Technology. Generally accepted accounting principles in the United States of America require that these expenditures be charged to operations as incurred.

9.  ADDITIONAL DISCLOSURE (continued)

    (d) Reconciliation

DSI DATOTECH SYSTEMS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2000 AND 1999

--------------------------------------------------------------------------------

        The effect on the financial statements of compliance with generally accepted accounting standards in the United States would be as follows:

        Income Statement

                                                               Year Ended           Year Ended
                                                            October 31, 2000     October 31, 1999
        -----------------------------------------------------------------------------------------
        Net loss as shown in the financial
             statements                                        $  (755,218)       $  (1,125,451)
        -----------------------------------------------------------------------------------------
        Decrease in amortization of Investment
             in gesture recognition technology                      80,199              135,871
        -----------------------------------------------------------------------------------------
        Increase in research and development
             And expense                                           (61,765)             (37,353)
        -----------------------------------------------------------------------------------------
        Net loss according to generally accepted
             accounting principles in the United States        $  (736,784)       $  (1,026,933)
        -----------------------------------------------------------------------------------------
        Loss per common share  according to generally
        accepted  accounting principles in the
        United States:

        Primary                                                $     (0.04)       $       (0.07)
        ========================================================================================

        Balance Sheet

        Increase (decrease) in account to comply with generally accepted accounting standards in the United States:

                                                     October 31,     October 31,
                                                        2000            1999
        ------------------------------------------------------------------------

        Investment in Gesture Recognition
            Technology                             $(915,803)     $ (934,237)
        ------------------------------------------------------------------------

        Deficit                                    $ 915,803      $  934,237
        ========================================================================

G. Ross McDonald*
Chartered Accountant
-------------------------------------------------------------------------------
* Denotes incorporated professional             Suite 1502, 543 Granville Street
                                                Vancouver, B.C.  V6C 1X8
                                                Tel:   (604) 685-8646
                                                Fax:   (604) 684-6334

                                AUDITOR'S REPORT

TO THE SHAREHOLDERS OF DSI DATOTECH SYSTEMS INC.

I have audited the balance sheets of DSI Datotech Systems Inc. as at October 31, 1999 and 1998 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and 1998 and the results of its operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, I report that, in my opinion, these principles have been applied on a consistent basis.

G. Ross McDonald
Chartered Accountant

Vancouver, British  Columbia
February 9, 2000, except Note 10
which is at November 3, 2000

                            DSI DATOTECH SYSTEMS INC.

                                 BALANCE SHEETS

                                   October 31

                                                                          1999                1998
                                                                      ------------        -----------
                                     ASSETS
CURRENT ASSETS
     Cash and short term deposits                                     $     64,009        $   564,689
     Accounts receivable and advances                                        2,140              7,829
     Loan receivable                                                            --             25,000
     Prepaid expense                                                         2,660             19,227
                                                                      ------------        -----------
                                                                            68,809            616,745
INVESTMENT IN GESTURE RECOGNITION
     TECHNOLOGY (Notes 1(a)(i) and  2)                                     934,237          1,032,755

CAPITAL ASSETS (Note 1 (a)(ii) and 3)                                       64,820             60,058
                                                                      ------------        -----------
                                                                      $  1,067,866        $ 1,709,558
                                                                      ============        ===========

                                   LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities                         $    235,365        $    16,365
                                                                      ------------        -----------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                                                   5,787,472          5,522,713

DEFICIT                                                                 (4,954,971)        (3,829,520)
                                                                      ------------        -----------

                                                                           832,501          1,693,193
                                                                      ------------        -----------

                                                                      $  1,067,866        $ 1,709,558
                                                                      ============        ===========

CONTINGENT LIABILITIES AND COMMITMENTS (Note 7)

APPROVED BY THE DIRECTORS

        "Elli Segev"
--------------------------
Director - Elli Segev

        "Edward C. Pardiak"
--------------------------
Director - Edward C. Pardiak

                            DSI DATOTECH SYSTEMS INC.

                         STATEMENTS OF LOSS AND DEFICIT

                         For the Years Ended October 31

                                                                          1999                1998
                                                                      ------------        -----------
EXPENSES
     Research and development                                         $    329,025        $    98,441
     Management fees                                                       248,200            295,000
     Amortization and depreciation                                         155,426            106,389
     Investor relations and promotion                                      124,060            113,596
     Salaries and benefits                                                  56,623             53,815
     Legal, audit and accounting                                            47,049             50,441
     Rent                                                                   34,975             46,127
     Consulting fees                                                        19,500              5,682
     Office and miscellaneous                                               26,288             26,380
     Travel and accommodation                                               21,543              9,933
     Insurance                                                              19,446              9,210
     Telephone                                                              18,773             19,564
     Equipment rental                                                       15,960             27,950
     Transfer agent                                                         13,932              8,655
     Regulatory fees                                                         4,240              6,850
                                                                      ------------        -----------
                                                                         1,135,040            878,033
     Less: interest income                                                  (9,589)           (26,465)
                                                                      ------------        -----------
NET LOSS FOR THE YEAR                                                    1,125,451            851,568

DEFICIT, BEGINNING OF YEAR                                               3,829,520          2,974,035

EXCESS COST OF ACQUIRED SHARE
     CAPITAL OVER PROCEEDS                                                      --              3,917
                                                                      ------------        -----------

DEFICIT, END OF YEAR                                                  $  4,954,971        $ 3,829,520
                                                                      ============        ===========

LOSS PER SHARE                                                        $       0.08        $      0.07
                                                                      ============        ===========

                            DSI DATOTECH SYSTEMS INC.

                            STATEMENTS OF CASH FLOWS

                         For the Years Ended October 31

                                                                          1999                1998
                                                                      ------------        -----------
OPERATING ACTIVITIES
     Net loss for the year                                            $ (1,125,452)       $  (851,568)
     Less items not requiring cash
         Amortization and depreciation                                     155,426            106,389
                                                                      ------------        -----------
                                                                          (970,026)          (745,179)
     Net change in non-cash working capital items
         Accounts receivable and advances                                    5,689             22,866
         Loan receivable                                                    25,000            (25,000)
         Prepaid expense                                                    16,567            (16,567)
         Accounts payable and accrued liabilities                          219,000            (71,801)
                                                                      ------------        -----------

     Cash applied to operating activities                                 (703,770)          (835,681)
                                                                      ------------        -----------
INVESTING ACTIVITIES
     Investment in Gesture Recognition Technology                          (37,353)          (228,450)
     Capital assets                                                        (24,316)           (32,097)
                                                                      ------------        -----------
     Cash applied to investing activities                                  (61,669)          (260,547)
                                                                      ------------        -----------
FINANCING ACTIVITIES
     Shares issued for cash, net of share issue costs                      264,759          1,000,711
     Shares purchased for cash                                                  --            (94,433)
     Shares resold for cash                                                     --             43,682
                                                                      ------------        -----------
     Cash from financing activities                                        264,759            949,960
                                                                      ------------        -----------
DECREASE IN CASH                                                          (500,680)          (146,268)

CASH, BEGINNING OF YEAR                                                    564,689            710,957
                                                                      ------------        -----------

CASH, END OF YEAR                                                     $     64,009        $   564,689
                                                                      ============        ===========

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

1.  SIGNIFICANT ACCOUNTING POLICIES

    (a) Depreciation and Amortization

        (i) Investment in Gesture Recognition Technology

            All costs related to the acquisition and development of the Gesture Recognition Technology are stated at cost less accumulated amortization. Amortization is provided on hardware, software and materials costs on a declining balance basis at 30% per annum and on all other costs on a straight line basis over seventeen years. Additional amortization may be recorded for items deemed to be obsolete or no longer valid to the development of the technology.

        (ii) Capital Assets

            Capital assets are stated at cost less accumulated depreciation. Depreciation is provided on a declining balance basis on office furniture and equipment at 20% per annum and on computer equipment at 30% per annum.

    (b) Foreign Currency Translation

        Amounts stated in foreign currency are translated into Canadian dollars as follows:

        Current assets and liabilities at the rates of exchange prevailing at balance sheet date. Non-monetary assets and liabilities at the rates of exchange in effect on the dates of the transactions; and revenue and expenses at average rates of exchange for the year.

    (c) Loss per share

        Loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants would have the effect of reducing loss per share.

    (d) Financial Instruments

        The carrying value of current assets and current liabilities at October 31, 1999 and 1998 approximates their fair values due to the relatively short periods to maturity of these instruments.

    (e) Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, impairment of mineral claims and deferred exploration expenditures and rate for depletion and amortization. Actual results could differ from those estimates.

    (f) Stock-based compensation plans

        The Company has a fixed stock option plan. No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid by directors and employees on exercise of stock options or purchase of stock is credited to share capital.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

1.  SIGNIFICANT ACCOUNTING POLICIES (continued)

    (g) Research and development

        Research and development costs are recorded as an expense of the period in which they are incurred. Certain development costs may be deferred where the product is technically or commercially feasible. The recoverability of these deferred costs is dependent upon the Company's ability to obtain necessary financing to complete development and to successfully commercialize the use of the product.

2.  INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY

    Pursuant to agreements dated November 30, 1990 and March 20, 1991, the Company acquired from Seth McCloud ("McCloud") an exclusive licence to manufacture and market a patent invention known as the Gesture Alphabet, a new technology for computerized communications, in consideration of U.S. $8,500 (paid), research and development expenditure of U.S. $150,000 (expended), 100,000 shares of the Company to earn the North American rights to the invention (issued), and, at a subsequent date, subject to third party valuation and regulatory approval, the maximum number of shares allowable to attain the rights to the technology for the rest of the world, and annual royalties calculated at 6% of gross profit.

    Pursuant to agreements dated May 1, 1995 and August 29, 1996, which replaced the previous agreements, the Company acquired the world-wide licence to commercialize the Gesture Recognition Technology in consideration of 100,000 common shares to terminate the previous agreements (issued), 1,000,000 common shares to be issued based on cumulative cash flow generated by the Company, and royalty fees of 5.5% of revenues received from the commercialization of the technology and 5.5% of the gross profit from the sale of products which incorporate the technology. A minimum semi-annual advance royalty fee of $30,000 is payable commencing on May 1, 1996.

    On November 4, 1999, the Company entered into an agreement, subject to regulatory approval, which supercedes all previous agreements. The Company granted a licence to McCloud to commercialize technology based on the patents held by the Company. In consideration, the Company will receive a royalty of 3% of gross sales from sales realized by McCloud of products made using the technology. The Company will pay a royalty of 0.5% of gross sales realized by the Company and any of its other licencees from the sales of products made using the licensed intellectual property to McCloud.

    In   satisfaction  of  all  amounts  owed  to  McCloud  under  the  previous agreements, the Company will pay a total of $35,000 to McCloud over a ten month period commencing on the execution of this agreement.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

2.  INVESTMENT IN GESTURE RECOGNITION TECHNOLOGY (continued)

    Acquisition and development costs to date:

                                                                          1999                1998
                                                                      ------------        -----------

    Acquisition costs                                                 $    246,830        $   246,830
                                                                      ------------        -----------
    Development costs
         Balance, beginning of year                                      1,203,800            975,350
                                                                      ------------        -----------
         Additions
             Salaries, benefits and consulting fees                              -            125,354
             Hardware, software and materials                                  104              7,346
             Patent costs and fees                                           7,249              8,319
             Prototype development                                              --             27,431
             Royalties                                                      30,000             60,000
                                                                      ------------        -----------
                                                                            37,353            228,450
                                                                      ------------        -----------
         Balance, end of year                                            1,241,153          1,203,800
                                                                      ------------        -----------
                                                                         1,487,983          1,450,630
         Less:  accumulated amortization                                  (553,746)          (417,875)
                                                                      ------------        -----------
                                                                      $    934,237        $ 1,032,755
                                                                      ============        ===========

3.  CAPITAL ASSETS

                                              1999                       1998
                            ---------------------------------------------------
                                         Accumulated       Net Book    Net Book
                               Cost      Depreciation       Value       Value
                            ---------------------------------------   ---------
 Furniture and equipment    $  41,040     $  20,027       $ 21,013    $  16,990
 Computer equipment            84,693        40,886         43,807       43,068
                            ----------    -- ---------    --------    ---------

                            $ 125,733     $  60,913       $ 64,820    $  60,058
                            ==========    =========       ========    =========

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

4.  SHARE CAPITAL

    (a) The authorized share capital consists of 100,000,000 common shares without par value.

        Issued:

                                                                 1999                             1998
                                                       --------------------------       ---------------------------
                                                         No. of                          No. of
                                                         Shares        Amount             Shares         Amount
                                                       ----------    ------------       ----------    ------------
          Balance, beginning of year                   13,953,940    $  5,569,546        9,875,340    $   4,568,835
                                                       ----------    ------------       ----------    -------------
          Issued during the year
               For cash
                   -  private placements, net
                      of share issue costs              1,104,000         264,759        1,418,600          938,711
                   -  escrowed shares                          --              --        2,600,000           26,000
                   -  exercise of warrants                     --              --           60,000           36,000
                                                       ----------    ------------       ----------    -------------
                                                        1,104,000         264,759        4,078,600        1,000,711
                                                       ----------    ------------       ----------    -------------
                                                       15,057,940       5,834,305       13,953,940        5,569,546
          Less:
               Company shares held, net
                   of shares resold                       (57,600)        (46,833)         (57,600)         (46,833)
                                                       ----------    ------------       ----------    -------------
          Balance, end of year                         15,000,340    $  5,787,472       13,896,340    $   5,522,713
                                                       ==========    ============       ==========    =============

    (b) A total of 3,068,750 common shares issued at $0.01 per share are subject to escrow restrictions, release of the shares is subject to the approval of regulatory authorities. Of these shares, a total of 2,600,000 were issued during the year ended October 31, 1998 to two directors.

    (c) The Company has granted options to directors, officers and employees to purchase common shares at exercise prices determined by reference to the market value on the date of the grant. Under the Company's stock option plan, options may be granted for up to 2,800,000 common shares.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

4.  SHARE CAPITAL (continued)

    As at October 31, 1999, outstanding options granted to directors and employees are as follows:

        No. of            Exercise                  Expiry
        Shares             Price                     Date
    ----------------    -------------     ------------------------
        75,000             $0.75            December 3, 1999
       300,000              0.75            December 3, 2001
       150,000              0.50            September 1, 2001
        50,000              0.50            September 15, 2001
        50,000              0.50            September 22, 2001
        50,000              0.75            March 15, 2002
       230,000              0.75            May 9, 2002
       425,000              0.80            January 13, 2003
        10,000              0.53            May 25, 2003
        10,000              0.40            September 22, 2003
       320,000              0.40            December 11, 2003
        20,000              0.40            January 4, 2004
        20,000              0.40            April 6, 2004
     ---------
     1,710,000
     =========

    (d) As at October 31, 1999, outstanding warrants to purchase 2,522,600 common shares are exercisable as follows:

        - 1,418,600 common shares at a price of $1.25 per share to April 29, 2000.
        - 744,000 common shares at a price of $0.25 per share to June 14, 2000 or at $0.29 per share to June 14, 2001.
        - 360,000 common shares at a price of $0.25 per share to July 19, 2000 or at $0.29 per share to July 19, 2001.

5.  DIRECTORS' REMUNERATION AND RELATED PARTY TRANSACTIONS

    (a) A total of $248,200 (1998 - $332,000) was paid or is owing to directors and two companies controlled by directors during the year for management and consulting services.

    (b) Included in accounts payable is an amount of $185,400 owing to two companies controlled by directors of the Company for management and consulting fees.

6.  INCOME TAXES

    The company has accumulated non-capital losses for tax purposes of approximately $4,025,000 which may be carried forward to reduce taxable income in future years expiring at various dates to the year 2006. The potential income tax benefits arising from the foregoing are not recorded in the financial statements.

7.  CONTINGENT LIABILITIES AND COMMITMENTS

    (a) During the year ended October 31, 1998, a petition was made against the Company with respect to certain allegations of non-compliance with the Company Act by a former employee. No damages have been sought. The Company is of the opinion that the petition is without merit.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

7.  CONTINGENT LIABILITies AND COMMITMENTS (continued)

    The Company commenced a suit against the above-mentioned former employee and certain other persons, including some former directors of the Company. The Company is seeking damages for misappropriation, injurious falsehoods and other wrongs.

    There has been no further action on either the petition or the suit during the fiscal year ended October 31, 1999.

    (b) On August 21, 1997, a claim was made against the Company in the amount of $130,727 by the purchasers of the Ned Property, a mineral property which was sold in a prior year, for the return of the purchase price plus additional costs. The Company is of the opinion that the claim is without merit and has filed a Statement of Defence in response to this action. No further action has been taken on the claim during the fiscal year ended October 31, 1999.

    (c) The Company has entered into two separate agreements with two companies controlled by two directors of the Company for management services in consideration of $10,000 per month each plus certain health benefits. The agreements are for a two year term ending July 31, 1999 and are renewable, upon expiry, for future one year terms at rates of consideration which may be renegotiated. Should the agreements not be renewed, sixty days notice must be given by the Company and one year's compensation paid on the date of termination. The agreements were renewed for a one year term on August 1, 1999.

    (d) The Company entered into an agreement for the rental of office premises for the period March 1, 2000 to January 31, 2001 at a cost of $37,000 per year.

8.  SUBSEQUENT EVENTS

    (a) Private Placement

        The Company completed a private placement for the issue of 2,456,140 units at a price of $0.57 per unit for gross proceeds of $1,400,000 less commissions of $86,798. Each unit consists of one common share and one non-transferable share purchase warrant exercisable to acquire one additional common share at a price of $0.57 per share to January 26, 2001 and at $0.66 per share to January 26, 2002. The commission is payable in cash and shares of the Company.

    (b) Options Granted

        The Company granted stock options to directors and employees to acquire a total of 449,000 common shares at a price of $0.40 per share and expiring on various dates from November 4, 2002 to November 18, 2004.

    (c) Exercise of Warrants

        The Company issued a total of 556,000 common shares for gross proceeds of $139,000 pursuant to the exercise of warrants at a price of $0.25 per share.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

8.  SUBSEQUENT EVENTS (continued)

    (d) Financial Consulting Agreement

        Pursuant to an agreement dated January 28, 2000 and subject to regulatory approval, the Company entered into an agreement with a consultant to obtain sources of long-term financing for the Company in consideration of commissions based on the amount of financing arranged by the consultant.

        The Company also granted an option to the consultant to acquire the exclusive right to commercialize the Gesture Technology for the banking and financial transaction industry in consideration of the Company receiving a 20% equity interest in any partnership or corporation that would acquire the subject licence for the amount of US$8,000,000.

9.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

10. ADDITIONAL DISCLOSURE

    In order to comply with generally accepted accounting principles in the United States of America, the following additional information is provided:

    (a) Income taxes

        The Company's provision for income taxes (recovery) is made up as follows:

                                                              1999            1998            1997
        --------------------------------------------------------------------------------------------
        Loss before income taxes                         $ 1,125,451      $  851,568      $  822,449
        Combined basic Canadian federal
             and provincial income tax rate                      46%             46%             46%
        --------------------------------------------------------------------------------------------
        Provision for taxes (recovery) on basic rate         517,707         391,721        378,327

        Increase (decrease) in taxes resulting from:
             Benefit of tax loss carried forward not
             recognized in accounts                         (517,707)       (391,721)       (378,327)
        --------------------------------------------------------------------------------------------
        Actual tax provision (recovery)                  $        --      $       --     $        --
        ============================================================================================

    (b) Earnings per share

        The calculation of earnings per share in accordance with generally accepted accounting principles in the United States corresponds with that in Canada for the following reasons:

        - the inclusion of stock options as common stock equivalents is antidilutive for each period presented and therefore is not included in the calculation of earnings per share.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

10. ADDITIONAL DISCLOSURE (continued)

    (c) Difference in accounting policy

        The company has capitalized certain acquisition and development costs related to the Investment in Gesture Recognition Technology. Generally accepted accounting principles in the United States of America require that these expenditures be charged to operations as incurred.

    (d) The following summarizes information about stock options granted and outstanding at October 31, 1999 and 1998, and changes during the years then ended:

                                              Year Ended                  Year Ended
                                           October 31, 1999            October 31, 1998
        --------------------------------------------------------------------------------------
                                                        Weighted                      Weighted
                                                         Average                       Average
                                       No. of           Exercise       No. of         Exercise
                                       Options            Price        Options          Price
        --------------------------------------------------------------------------------------
        Outstanding at beginning
            of year                    1,400,000      $   0.72        1,190,000      $    0.75
              Granted                    360,000          0.40          865,000           0.73
              Exercised                        -            --               --             --
              Expired/Cancelled          (50,000)         0.80         (655,000)          0.54
        --------------------------------------------------------------------------------------
        Outstanding at end of year     1,710,000      $   0.65        1,400,000      $    0.72
        ======================================================================================
        Options exercisable at
            end of year                1,710,000      $   0.65        1,400,000      $    0.72
        ======================================================================================

        The weighted average fair value of the stock options granted during the year ended October 31, 1998 was $0.23. Summary information about the 1,710,000 options outstanding at October 31, 1999 follows:

                                                Options            Weighted
                                               Outstanding         Average
                                            October 31, 1999    Remaining Life
        -----------------------------------------------------------------------
        Range of Exercise Price
              $0.40 to $0.53                      630,000         2.9 years
              $0.75 to $0.80                    1,080,000         2.5 years
        -----------------------------------------------------------------------
                                                1,710,000         2.6 years
        =======================================================================

        Pro-forma information regarding net loss and loss per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and has been determined as if the Company has accounted for its employee stock options under the fair value method.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

10. ADDITIONAL DISCLOSURE (continued)

    The Black-Scholes option valuation model was developed for use in estimating for the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially effect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    The fair value for these options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the fiscal years ended October 31, 1999 and 1998.

                                           1999        1998
    --------------------------------------------------------
    Risk-free interest rate               5.11%         5.22%
    Expected dividend yield                 --            --
    Expected stock price volatility       1.15          1.15
    Expected life in years                3.36          5.00

    For the purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro-forma effect on net loss for fiscal year 1999 and 1998 may not be representative of the actual results had the Company accounted for the stock options using the fair value method. The Company's pro-forma information follows:

                                             1999                1998
    ---------------------------------------------------------------------

    Net loss, as reported                 $ 1,125,451        $   851,568
    ---------------------------------------------------------------------

    Pro-forma net loss                    $ 1,279,351        $ 1,285,568
    ---------------------------------------------------------------------

    Basic and diluted loss per share      $     0.08         $     0.07
    ---------------------------------------------------------------------

    Pro-forma basic and diluted
       Loss per share                     $     0.09         $     0.11
    ---------------------------------------------------------------------

    Because SFAS No. 123 applies only to stock-based compensation awards for the fiscal year ended February 29, 1996 and future years, the pro-forma disclosures under SFAS No. 123 are not likely to be indicative of future disclosures until the disclosures reflect all outstanding, nonvested awards.

                            DSI DATOTECH SYSTEMS INC.

                          NOTES TO FINANCIAL STATEMENTS

                  For the Years Ended October 31, 1999 and 1998

10. ADDITIONAL DISCLOSURE (continued)

    (e) Reconciliation

        The effect on the financial statements of compliance with generally accepted accounting standards in the United States would be as follows:

        Income Statement

                                                              Year Ended        Year Ended        Year Ended
                                                             October 31,       October 31,       October 31,
                                                                 1999              1998              1997
        -------------------------------------------------------------------------------------------------------
        Net loss as shown in the financial
             statements                                    $  (1,125,451)      $   (851,568)     $   (822,449)
        -------------------------------------------------------------------------------------------------------

        Decrease in amortization of Investment
             in gesture recognition technology                   135,871             90,435            91,890
        -------------------------------------------------------------------------------------------------------

        Increase in research and development
             and expense                                         (37,353)          (228,450)         (313,698)
        -------------------------------------------------------------------------------------------------------

        Net loss according to generally accepted
             accounting principles in the United States    $  (1,026,933)      $   (989,583)     $ (1,044,257)
        =======================================================================================================

        Loss per common share according to generally accepted accounting principles in the United States:

             Primary                                       $        0.07       $       0.08              0.12
        =======================================================================================================

        Balance Sheet

        Increase (decrease) in account to comply with generally accepted accounting standards in the United States:

                                                       October 31,   October 31,
                                                          1999          1998
        ------------------------------------------------------------------------

        Investment in Gesture Recognition Technology  $ (934,237)  $ (1,032,755)
        ------------------------------------------------------------------------

        Deficit                                       $ (934,237)  $ (1,032,755)
        ========================================================================